SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

A.S.V., Inc.
(Name of Subject Company)

A.S.V., Inc.
(Name of Person Filing Statement)

Common Stock
(Title of Class of Securities)

001963107
(CUSIP Number of Class of Securities)

Thomas R. Karges
A.S.V., Inc.
840 Lily Lane
P.O. Box 5160
Grand Rapids, MN 55744
(218) 327-3434
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The name of the subject company is A.S.V., Inc., a Minnesota corporation (the “Company”). The address and telephone number of its principal executive offices are 840 Lily Lane, Grand Rapids, MN 55744, and (218) 327-3434, respectively.

(b)	Securities.

The securities sought to be acquired are all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”). As of January 7, 2008, there were 26,733,552 Shares outstanding.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address.

The person filing this statement is the Company, which is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.

(b)	Tender Offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the cash tender offer by Terex Minnesota, Inc. (“Purchaser”), a Minnesota corporation and a wholly owned subsidiary of Terex Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding Shares at a price of $18.00 per Share (the “Offer Price”), net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2008 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) contained in the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on January 28, 2008 (the “Schedule TO”). The Offer to Purchase and the Letter of Transmittal together constitute the “Offer.” Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Statement, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 13, 2008, by and among Parent, Purchaser, and the Company (as may be amended, the “Merger Agreement”). The Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation under the laws of the State of Minnesota (the “Surviving Corporation”), and the separate corporate existence of Purchaser will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, Purchaser, any other subsidiary of Parent or any subsidiary of the Company, all of which will be cancelled, and other than Shares held by shareholders who have properly exercised dissenters’ rights under the Minnesota Business Corporation Act (the “MBCA”)), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”).

The forgoing description of the Merger Agreement and the Offer is qualified in its entirety by reference to the Merger Agreement, the Offer to Purchase, and the Letter of Transmittal filed as Exhibits (e)(1), (a)(1), and (a)(2) to this Statement and incorporated herein by reference.

The Offer to Purchase states that the address and business telephone number of the principal executive offices of Purchaser are those of Parent located at 200 Nyala Farm Road, Westport, CT 86880, and (203) 222-7170, respectively.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Statement, in the Information Statement (as defined below) or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (a) Parent, Purchaser or their respective executive officers, directors or affiliates or (b) the Company or its executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Board of Directors of the Company (the “Board”) with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, shareholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the Information Statement provided pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder (the “Information Statement”), that is attached as Annex A to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.

The Board was aware of such interests and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the Board’s Recommendation.”

Effect of the Offer and the Merger on Stock Options

As a result of the public announcement of the Offer, on January 14, 2008, all outstanding and unvested options to purchase Shares (“Options”) accelerated and became fully exercisable. All Options outstanding immediately prior to consummation of the Merger will be cancelled and (a) each holder of an Option having an exercise price less than the Offer Price shall be entitled to receive an amount in cash equal to the excess of the Offer Price over the exercise price per Share thereof, without interest, multiplied by the number of Shares represented by such Option, and (b) each holder of an Option (other than Options granted under the 1998 Non-Employee Director Stock Option Plan) having an exercise price equal to or in excess of the Offer Price will be granted restricted shares of the common stock of Parent (“Parent Restricted Stock”) based upon a “Black-Scholes” valuation of each such Option. Holders of Options granted under the 1998 Non-Employee Director Stock Option Plan having an exercise price equal to or in excess of the Offer Price shall receive no consideration for such Options (other than any such Options held by Richard A. Benson, our Chief Executive Officer, who will also be granted Parent Restricted Stock based upon a “Black-Scholes” valuation of such Options).

As a result of the foregoing, the approximate aggregate dollar value of the outstanding Options, based on the excess, if any, of the Offer Price over the exercise price per Share subject to such Options, issued to the Company’s named executive officers, are, respectively: Richard A. Benson, $3,210; Mark S. Glasnapp, $692,968; and Thomas R. Karges, $2,056,125; and the aggregate dollar value of the outstanding Options, based on the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Options, issued to the Company’s non-employee directors, are, respectively: Lynn M. Cortright, $39,855; Bruce D. Iserman, $40,680; Leland T. Lynch, $40,680; Jerome T. Miner, $40,680; William D. Morton, $39,855; Karlin S. Symons, $54,585; and Kenneth J. Zika, $40,703. The approximate aggregate dollar value of all the outstanding Options issued to employees and directors of the Company (including the Options of the officers and non-employee directors listed above), based on the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Option, is $12,715,716. In addition, as a result of the foregoing, the approximate aggregate dollar value of the Parent Restricted Stock to be granted to the Company’s named executive officers are, respectively: Richard A. Benson, $204,582; Mark S. Glasnapp, $67,272; and Thomas R. Karges, $44,848.

The foregoing is qualified in its entirety by reference to the Merger Agreement filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Retention Agreements

On January 13, 2008, the Company entered into Retention Agreements with Parent and each of Mark S. Glasnapp and Thomas R. Karges (each a “Retention Agreement” and, collectively, the “Retention Agreements”).

Mark S. Glasnapp

Mr. Glasnapp’s Retention Agreement provides for a retention bonus equal to $328,125 (the “Retention Bonus”) to be provided to Mr. Glasnapp as soon as practicable after the closing of the Merger, $50,000 of which is payable in cash and the balance of which is payable in shares of Parent Restricted Stock, subject to Mr. Glasnapp being an employee of the Company on such closing date and the execution of a release and restricted stock agreement. The Parent Restricted Stock granted to Mr. Glasnapp vests in four equal installments on the anniversaries of the closing date of the Merger.

In the event Mr. Glasnapp’s employment by the Company is terminated by the Company without “cause” or if he terminates his employment for “good reason” (as such terms are defined in Mr. Glasnapp’s Retention Agreement) a number of shares of Parent Restricted Stock equal to the number of shares of Parent Restricted Stock granted to Mr. Glasnapp multiplied by a fraction, the numerator of which is the total number of days which have elapsed between the immediately preceding vesting date and the date of his termination of employment, and the denominator of which is 1460, shall vest upon such termination of employment.

In addition, Mr. Glasnapp’s Retention Agreement provides for severance payments to be provided if he is terminated without “cause” or if he terminates his employment for “good reason” (as such terms are defined in Mr. Glasnapp’s Retention Agreement). Mr. Glasnapp will be entitled to receive (a) any earned but unpaid base salary through his termination date, (b) any unpaid annual bonus amount with respect to the preceding fiscal year, (c) an amount representing credit for any accrued but unused unpaid vacation time as of the termination date of his employment, and (d), subject to Mr. Glasnapp’s compliance with certain covenants in his Retention Agreement and the execution of a release, a severance payment calculated in accordance with the formula described below.

Mr. Glasnapp’s severance payment is equal to the sum of: (a) an amount equal to (i) his annual bonus for the fiscal year preceding the fiscal year in which his employment is terminated, multiplied by (ii) a fraction, the numerator of which is the number of full months that have elapsed in the year of his termination of employment as of the date of termination of his employment and the denominator of which is twelve, plus (b) his monthly base salary for the month preceding the date of his termination of employment, multiplied by twenty-four.

Thomas R. Karges

The terms and conditions of Mr. Karges’s Retention Agreement are substantially similar to the terms of Mr. Glasnapp’s Retention Agreement except that Mr. Karges’s Retention Agreement provides for a Retention Bonus of $275,625.

The foregoing is qualified in its entirety by reference to the Retention Agreements filed as Exhibits (e)(4) and (e)(5) to this Statement and incorporated herein by reference.

Change of Control

The consummation of the transactions contemplated by the Merger Agreement will constitute a “change in control” for purposes of the Agreement for Supplemental Executive Retirement Pay, dated July 12, 2004, by and between Mark S. Glasnapp and the Company, attached as Exhibit A to the Employment Agreement, dated July 12, 2004, by and between Mark S. Glasnapp and the Company (collectively, the “Glasnapp Employment Agreement”). For additional information regarding the estimated payments and benefits due under the Glasnapp Employment Agreement, see the Section entitled “Potential Payments Upon Termination or Change in Control” in the Information Statement attached to this Statement as Annex A.

The foregoing is qualified in its entirety by reference to the Glasnapp Employment Agreement filed as Exhibit (e)(6) to this Statement and the Information Statement attached to this Statement as Annex A, each of which is incorporated herein by reference.

Effect of the Offer and the Merger on Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that Parent will cause the Surviving Corporation, from and after the consummation of the Merger, to indemnify and hold harmless each person who was a director or officer of the Company or any of its subsidiaries at any time prior to the consummation of the Merger against all claims, losses, and expenses incurred in connection with any claim, action or suit arising out of or pertaining to the fact that such person was an officer or director of the Company or any of its subsidiaries, whether asserted or claimed prior to, at or after the consummation of the Merger, to the fullest extent a Minnesota corporation is permitted to indemnify its own directors and officers. The Surviving Corporation will also advance expenses incurred in the defense of any such claim, action or suit to the extent permitted by the MBCA on conditions contained in the Merger Agreement. In addition, Parent will cause the Surviving Corporation to maintain provisions in its organizational documents regarding the indemnification and exoneration of directors and officers of the Company that are no less favorable than those of the Company as of the date of the Merger Agreement.

Parent will maintain the Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance for six years after the consummation of the Merger. Parent may substitute policies with coverage no less advantageous than the coverage provided under the Company’s policies or provide for such coverage through policies that also cover the Parent’s officers and directors. As an alternative, the Company, with the Parent’s permission, may purchase a six year extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage. However, Parent is not required to pay more than 200% of the current annual premium paid by the Company for its existing coverage.

The foregoing is qualified in its entirety by reference to the Merger Agreement filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Effect of the Offer and the Merger on the Company’s Employee Benefits

The Merger Agreement provides that, for the one-year period beginning on the consummation of the Merger, each continuing employee of the Company and its subsidiaries shall be eligible to receive compensation and benefits (other than equity-based plans) no less favorable in the aggregate than those provided by the Company immediately prior to the consummation of the Merger. To the extent that employees of the Company and its subsidiaries become eligible to participate in any employee benefit plan, program or arrangement maintained by Parent or any of its subsidiaries (including any severance plan), continuing employees shall be given credit for all service with the Company or any of its subsidiaries for purposes of eligibility to participate, vesting and, solely for purposes of vacation and severance, benefits accrual (provided that credit shall not be given for service to the extent it would result in duplication of benefits). In addition, to the extent permissible by the applicable insurance carrier or vendor on commercially reasonable terms, all such plans shall waive any pre-existing conditions, actively-at-work exclusions and waiting periods with respect to participation by and coverage of such employees and shall provide that any expenses, co-payments, and deductibles paid or incurred on or before the consummation of the Merger shall be taken into account under analogous Parent benefit plans for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

The foregoing is qualified in its entirety by reference to the Merger Agreement filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Section 16 Matters

The Board has taken steps to cause any dispositions of Shares or Options in connection with the Merger to be exempt from the effects of Section 16 of the Exchange Act by virtue of Rule 16b-3 promulgated under the Exchange Act.

(b)	Arrangements with Parent and Purchaser.

In connection with the transactions contemplated by the Merger Agreement, the Company, Parent and Purchaser entered into the Merger Agreement and a Short Form Merger Option Agreement, and the Company and Parent entered into a Confidentiality and Non-Disclosure Agreement dated November 6, 2007.

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated by reference herein. The summaries of the Merger Agreement and the conditions to the Offer contained in the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Short Form Merger Option Agreement

On January 13, 2008, the Company, Parent, and Purchaser entered into a Short Form Merger Option Agreement (the “Option Agreement”) pursuant to which the Company granted to Parent and Purchaser an irrevocable option, exercisable after Purchaser first accepts Shares for payment pursuant to the Offer, to purchase the number of newly issued Shares at a per Share purchase price equal to the Offer Price that, when added to the number of Shares owned by Parent and Purchaser at the time of such exercise, results in Parent or Purchaser owning at least 90% of the outstanding Shares (the “Top-Up Option”). However, the number of Shares subject to the Top-Up Option is limited to the number of Shares authorized and available for issuance. If the Top-Up Option is exercised by Parent or Purchaser (resulting in Parent or Purchaser owning at least 90% of the outstanding Shares), or Parent and Purchaser otherwise acquire at least 90% of the outstanding Shares, Parent will be able to effect a short-form merger under the MBCA, subject to the terms and conditions of the Merger Agreement.

The foregoing is qualified in its entirety by reference to the Option Agreement filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference.

Non-Disclosure Agreement

On November 6, 2007, the Company and Parent entered into a Confidentiality and Non-Disclosure agreement (the “Confidentiality Agreement”) to facilitate the mutual sharing of information in order to allow Parent and the Company to evaluate a potential transaction and to restrict the ability of Parent to pursue transactions involving the Company or the Shares without the Company’s consent for a period of six months.

The foregoing is qualified in its entirety by reference to the Confidentiality Agreement filed as Exhibit (e)(7) to this Statement and incorporated herein by reference.

Ownership of Company Securities

The Offer to Purchase states that Parent owns 77,385 Shares.

Board Designees

The Merger Agreement provides that, after Purchaser accepts for payment and pays for Shares pursuant to the Offer, and upon Parent’s request, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors, and (b) the percentage that the number of Shares beneficially owned by Parent, Purchaser or any of their affiliates bears to the total number of Shares outstanding on the first date Purchaser pays for Shares pursuant to the Offer. The Company will take all actions reasonably necessary to cause Parent’s designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors, provided that, at all times prior to the consummation of the Merger, the Board shall include at least three directors who were on the Board prior to Parent’s designation of directors to the Board or who were appointed to the Board as described in the following sentence (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below three, the remaining Continuing Directors or Continuing Director (if only one remains) shall be entitled to designate any other person who is not an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy left by such departed Continuing Director(s). Moreover, the Company will take all necessary action to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

Following the election or appointment of Parent’s designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of the sole Continuing Director if there is only one Continuing Director, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and any other consent, action or recommendation by the Company or the Board relating to the Merger Agreement, the Offer or the Merger. Following the election or appointment of Parent’s designees and until the consummation of the Merger, any actions with respect to the enforcement of the Merger Agreement by the Company will be effected only by the action of a majority of the Continuing Directors, or the approval of the sole Continuing Director, if there is only one Continuing Director.

The foregoing is qualified in its entirety by reference to the Merger Agreement filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Parent intends to designate representatives to the Board from among the directors and officers of the Purchaser and Parent. Background information on these individuals is found in the Information Statement attached to this Statement as Annex A and incorporated herein by reference.

(c)	Arrangements between the Company or its Affiliates and Caterpillar Inc.

Commercial Agreements

On November 1, 2005, the Company entered into a Purchase Agreement (the “Company Purchase Agreement”) with Caterpillar Inc., the Company’s largest shareholder and owner of approximately 24% of the outstanding Shares as of the date of this Statement (“Caterpillar”). Pursuant to the Company Purchase Agreement, Caterpillar agreed, among other things, to purchase 100% of its undercarriage and original equipment manufacturer service parts requirements for current and specified future Caterpillar Multi-Terrain Loaders from the Company. On November 1, 2005, the Company also entered into a Registration Rights Agreement with Caterpillar (the “Registration Rights Agreement”) pursuant to which, among other things, the Company granted Caterpillar registration rights relating to Shares it holds and a right to designate a number of directors for election to the Board based on the number of Shares it holds.

Caterpillar and the Company have negotiated a non-binding Memorandum of Understanding pursuant to which they have agreed to modify certain terms of the Company Purchase Agreement, subject to completion of the Offer and the negotiation and execution of a definitive agreement on the terms outlined therein.

The forgoing is qualified in its entirety by reference to the Company Purchase Agreement and the Registration Rights Agreement filed as Exhibits (e)(9) and (e)(10), respectively, to this Statement and the descriptions of the Company Purchase Agreement and the Registration Rights Agreement contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2005, each of which is incorporated herein by reference.

Waiver, Consent, and Termination Agreement

In connection and simultaneously with the execution of the Merger Agreement, the Company entered into a Waiver, Consent, and Termination Agreement (the “Waiver Agreement”) with Loegering Mfg., Inc. a North Dakota corporation and the Company’s wholly owned subsidiary (“Loegering”) and Caterpillar. Pursuant to the Waiver Agreement, the Company waived its rights under the Registration Rights Agreement insofar as the Registration Rights Agreement would prohibit Caterpillar from performing its obligations under the Shareholder Agreement (as defined below), including the sale of the Shares held by Caterpillar to Purchaser pursuant to the Offer. In addition,

Caterpillar consented to the Company entering into the Merger Agreement and consummating the transactions contemplated therein, and waived its rights to terminate the Company Purchase Agreement and certain commercial agreements with Loegering that may arise in connection with the Merger.

The foregoing is qualified in its entirety by reference to the Waiver Agreement filed as Exhibit (e)(3) to this Statement and incorporated herein by reference.

Agreement between Richard A. Benson and Caterpillar

As previously disclosed by the Company, Richard A. Benson, the Company’s Chief Executive Officer, entered into an agreement (the “Caterpillar-Benson Agreement”) with Caterpillar, whereby Caterpillar agreed to waive a provision of its purchasing practices which would prohibit Caterpillar from doing business with the Company if Mr. Benson became the Company’s Chief Executive Officer. In consideration of Caterpillar’s waiver, Mr. Benson agreed that, without the prior consent of an officer of Caterpillar, Mr. Benson will not participate in any discussions with Caterpillar, its subsidiaries or affiliates on behalf of the Company nor will Mr. Benson or any employee or representative of the Company attempt to use or leverage Mr. Benson’s past employment with Caterpillar in any discussions with Caterpillar, its subsidiaries or affiliates. In addition, Mr. Benson agreed to recuse himself from participating, advising the Company or acting on behalf of the Company in connection with pricing matters involving Caterpillar. Pursuant to the Caterpillar Agreement, Mr. Benson also agreed not to disclose or use Caterpillar’s confidential information.

The foregoing is qualified in its entirety by reference to the Caterpillar-Benson Agreement attached as Exhibit (a)(12) to this Statement and incorporated herein by reference.

(d)	Arrangements between Parent, Purchaser and Caterpillar Inc.

Parent has advised the Company that Parent and Caterpillar have a number of commercial relationships entered into in the ordinary course of business that are unrelated to the business of the Company. These commercial relationships include customer and supplier relationships as well as product distribution relationships.

Tender, Voting and Option Agreement

In connection and simultaneously with the execution of the Merger Agreement, Caterpillar, Parent, and Purchaser entered into a Tender, Voting and Option Agreement (the “Shareholder Agreement”). Pursuant to the Shareholder Agreement, Caterpillar, among other things, (a) agreed to tender into the Offer, and to not withdraw, 5,242,450 of the Shares owned by Caterpillar (the “Subject Shares”), (b) agreed to certain transfer restrictions with respect to the Subject Shares, (c) agreed to vote the Subject Shares in favor of the Merger Agreement and the Merger and against any proposal in opposition to or in competition with the Merger or any of the other transactions contemplated by the Merger Agreement, including certain extraordinary transactions involving the Company, or any other action which may reasonably be expected to impede, interfere with, delay or postpone the Merger or any of the other transactions contemplated by the Merger Agreement, (d) granted Parent an irrevocable proxy to vote the Subject Shares as contemplated by clause (c) above, and (e) granted Parent an option to acquire the Subject Shares at the price per Share paid in the Offer if, and only if, the Shareholder breaches its obligation to tender the Subject Shares into the Offer or withdraws the Subject Shares from the Offer.

In addition, Caterpillar agreed not to, and not to authorize any representative to, directly or indirectly (i) solicit, initiate or encourage any inquiries or proposals or the submission of any proposal (“Restricted Proposal”) with respect to a merger, consolidation, share exchange, tender or exchange offer, sale of all or substantially all assets or similar transaction involving the Company or any significant portion of the assets of the Company, other than the transactions contemplated by the Merger Agreement and the Shareholder Agreement, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other person or entity, to seek to do any of the foregoing or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or is likely to lead to, any Restricted Proposal. If the Board has notified Parent in writing that a Restricted Proposal would be a Superior Proposal (as that term is defined in the Merger Agreement) if Caterpillar consented to the transaction contemplated by the Restricted Proposal, Caterpillar is permitted to engage in discussions and negotiate with the third party making such proposal with respect to Caterpillar’s willingness to enter into an agreement with such third party similar to the Shareholder Agreement

The foregoing is qualified in its entirety by reference to the Shareholder Agreement filed as Exhibit (e)(8) to this Statement and incorporated herein by reference.

Item 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation/Recommendation.

The Board, during a meeting held on January 13, 2008, by unanimous vote determined that it is advisable, fair to, and in the best interests of the Company and its shareholders for the Company to be acquired upon the terms and subject to the conditions set forth in the Merger Agreement and that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its shareholders and approved the Offer and the Merger and the form, terms and provisions of the Merger Agreement.

Accordingly, the Board unanimously recommends that the holders of the Shares accept and tender their Shares pursuant to the Offer, and, if the Merger is required to be submitted to a vote of the Company’s shareholders, vote their Shares for the approval of the Merger Agreement and the Plan of Merger attached thereto (the “Plan of Merger”).

(b)	Background and Reasons for the Board’s Recommendation

Background of the Offer and Merger

From time to time over the past 18 months, the Board and the Company’s management, with their legal and financial advisors, have reviewed and evaluated strategic opportunities and alternatives with a view toward enhancing shareholder value. The following describes the process and events leading up to the Offer and the Merger, as contemplated by the Merger Agreement.

In June and July of 2006, senior management met with a private equity firm and with an investment banking firm, respectively, about the possibility of engaging in a going private transaction in which management would participate. These meetings were unrelated, both to each other and to the Offer, and were prompted by a former member of senior management. In mid-June of 2006, in anticipation of what might occur at these meetings, and with the advice of legal counsel, the Board formed a special committee of independent directors for the purpose of acting on behalf of the Board in the event that these discussions with management proceeded. Mr. Richard A. Benson, the Company’s Chief Executive Officer (“CEO”) and Chairman of the Board, was not a member of the special committee, nor was he intended to be a participant in any management-led buyout proposal.

On September 25, 2006, the special committee, together with the other members of the Board, met with its independent legal counsel and financial advisors, and received a report from Mr. Benson regarding the substance of the meetings with the private equity firm and the investment banking firm. After discussion, the special committee recommended, and the full Board thereafter determined, that it was not in the best interests of the Company’s shareholders, at that time, to pursue anything further with regard to a business combination transaction, and no further discussions ensued with respect to a management-led buyout.

Partly in response to the 2006 discussions, and as a means of ensuring that the Company was pursuing all possible avenues of increasing shareholder value, Mr. Benson, with the Board’s support, began undertaking informational meetings with senior management of peer group companies and others starting in January 2007. These meetings were not designed to result in a sale of the Company, but to explore possible arrangements to strengthen the Company’s market position, particularly its ability to distribute its product more widely (particularly into Europe), and to seek ways to reduce the Company’s risk to possible negative changes in the marketplace.

These meetings led to an exchange of site visits, in the spring of 2007, with senior management of another public company in the industry with more significant international distribution capabilities (“Company A”). Between April of 2007 and October of 2007, Mr. Benson had a number of conversations with his counterpart at Company A, with discussions eventually focusing on attempting to structure a “merger-of-equals” type transaction between the two companies. Although senior management of both companies exchanged high-level briefings in the fall of 2007 to assess feasibility and potential synergies, the parties were not able to come to any understanding concerning the relative valuations of the two companies and no substantive transaction negotiations resulted from these discussions. Mr. Benson and management periodically updated the Board with respect to these meetings, as noted below.

On May 15, 2007, Ingersoll-Rand Company Limited announced that it had initiated a process to explore strategic alternatives for its Bobcat and construction-related businesses. Bobcat is a much larger-sized competitor of the Company.

In the late spring of 2007, in part as a result of the 2006 activity and the commencement by Mr. Benson of the peer group meetings, as well as the public announcement by Ingersoll Rand, the Board began interviewing investment banking firms to advise the Board, not only with respect to potential transactions, but also with respect to corporate finance options. After interviewing three investment banking firms, the Board approved retaining Goldman, Sachs & Co., as financial advisor to the Company (“Goldman Sachs”). Goldman Sachs began working with the Board and management of the Company in late July of 2007.

In June 2007, members of Parent’s senior management contacted a former executive of the Company about Parent’s interest in the Company, and conducted a plant tour at the Company’s Grand Rapids, Minnesota facility with the assistance of the former executive in June or July of 2007. Mr. Benson became aware of this visit in late August of 2007.

At the Board’s regular quarterly meeting, held on July 24, 2007, management presented the Board with a report on the outlook for the remainder of 2007, noting the continuing weakness in the U.S. economy and the Company’s relative disadvantage to competitors with European distribution, which were able to maintain better than the Company their sales revenue in the face of a weakening U.S. economy. On July 23, 2007, at an informal afternoon session, the Board discussed with senior management the interview process with investment bankers, the contacts that Mr. Benson had made with multiple companies in the industry, the potentially significant effect of the pending Bobcat division sale on the competitive landscape for a company the size of the Company, and the consistent expression to Mr. Benson by senior executives of Caterpillar (the Company’s largest single shareholder and largest commercial business partner) of its lack of interest in acquiring the remaining 76% of the Company’s outstanding stock that it did not own. Mr. Benson noted that the effect of the Bobcat sale was a repeated and significant theme in his contacts with others in the industry, with a consensus view that the sale would likely trigger a wave of consolidation.

Management also updated the Board during the informal session held on July 23, 2007, regarding the exchange of management visits with Company A, and Company’s A expression of interest in a strategic combination. Management provided an overview of Company A, including its operations, financial performance, history, product lines, manufacturing facilities and business alliances, as represented by publicly available information regarding Company A.

On July 29, 2007, Ingersoll Rand announced that it had entered into a definitive agreement for the sale of its Bobcat division.

During the July 24, 2007 regular meeting, the Board requested a special meeting in order to enable the Board to understand further the business, financial and legal ramifications of a possible “merger-of-equals” transaction with Company A, with a focus on understanding the relative values of the Company and Company A. At this meeting, which was held on August 8, 2007, representatives of Dorsey & Whitney LLP, the Company’s external legal counsel, made a presentation to the Board regarding their fiduciary duties under Minnesota law, with an emphasis on their duties in the context of a “merger-of-equals” type transaction versus a “sale-of-control” type transaction. At the same meeting, representatives of Goldman Sachs discussed the financial aspects of a potential transaction with Company A, based solely on publicly available information with respect to Company A, as well as a possible transaction process leading to such a combination. The Board then authorized management to explore the possibility of a “merger-of-equals” transaction with Company A, without authorizing any actions that would bind the Company going forward at that time.

On August 16, 2007, Mr. Ronald M. DeFeo, the CEO of Parent, sent an unsolicited, non-binding letter to Mr. Benson expressing Parent’s strategic interest in acquiring 100% of the outstanding shares of the Company. The letter was characterized as a “confidential preliminary inquiry,” did not mention any price or terms of a possible acquisition, and referenced Parent’s ability to move quickly to negotiate a definitive agreement pending a mutually agreeable due diligence process. Mr. Benson also received a telephone call from Mr. DeFeo shortly after the delivery of the letter explaining further Parent’s interest in acquiring the Company.

On August 22, 2007, during a telephone conversation with the CEO of Company A, Mr. Benson informed him that the Company had received, from an unnamed third party, an unsolicited expression of interest in acquiring all of the outstanding Shares of the Company.

On August 23, 2007, at a special meeting of the Board called for the purpose of considering Company A’s request that the Company enter into a mutual exclusivity and standstill agreement, the Board also discussed the August 16, 2007 letter from Parent and an appropriate response thereto. Representatives of both Dorsey & Whitney and Goldman Sachs, as well as senior management of the Company, were present and participating in this meeting. A representative of Dorsey & Whitney reviewed with the Board members their fiduciary duties, particularly in light of Company A’s request and Parent’s letter, and representatives of Goldman Sachs updated the Board on their conversations with Company A’s financial advisors and discussed with the Board the terms of the Parent letter. At the conclusion of this meeting, the Board authorized management to proceed with discussions with Company A without an exclusivity agreement and to respond to Parent that the Company would require a more detailed proposal from Parent in order for the Company to be in a position to evaluate properly Parent’s inquiry and respond appropriately.

Shortly after the August 23 Board meeting, Mr. Benson contacted Mr. DeFeo and informed Mr. DeFeo of the Board’s determination.

In response, on August 27, 2007, Mr. Benson received a letter from Mr. DeFeo dated the same day, which described Parent’s non-binding proposal to acquire all of the Company’s outstanding shares for a price of $19 per share, contingent upon satisfactory due diligence, negotiation of a definitive agreement and other conditions stated in the letter. The letter also set forth Parent’s strategic rationale for the proposed acquisition, its due diligence expectations, and corporate approvals needed. The letter further stated Parent’s belief that the proposal would not be contingent upon external sources of financing.

The Board then held a special meeting on August 30, 2007, for the purpose of evaluating Parent’s August 27 letter. Members of senior management, as well as representatives of Dorsey & Whitney and Goldman Sachs, were present and participated in this meeting. Mr. Benson described the terms of the letter to the Board and also informed them that he understood that Mr. DeFeo had been in contact with Caterpillar with respect to Caterpillar’s potential support for a transaction between Parent and the Company. Representatives of Goldman Sachs reviewed and discussed with the Board certain financial aspects of three of the possible alternatives available to the Company: remaining a stand-alone company, a merger-of-equals type transaction with Company A, and a sale of the Company for cash along the lines proposed by Parent. Also during this meeting, management updated the Board on the business risks facing the Company as a stand-alone enterprise, in light of the current macro-economic conditions and changing competitive landscape, as well as the upside potential of the Company. The Board then authorized Mr. Benson to inform Parent that the price contained in Parent’s proposal was insufficient at that time to merit further discussions and that, in order for Parent to proceed with due diligence, it would have to increase its offer materially.

Immediately following this meeting, Mr. Benson informed Mr. DeFeo of the Board’s conclusion. In mid-September, Mr. Benson contacted the CEO of Company A and informed him that the Company had rejected a non-binding proposal from an unnamed third party for an all-cash acquisition, in light of which, the Company was not in a position to agree to grant exclusivity to Company A.

Mr. Benson received a letter, dated October 9, 2007, from Mr. DeFeo expressing disappointment with the Company’s response and outlining the benefits to the Company’s shareholders, employees and community of a transaction with Parent. This letter also suggested that Parent be included in “any discussions that may result in the sale” of the Company. Mr. DeFeo followed up that letter with a telephone call to Mr. Benson expressing Parent’s continued interest in the Company, mentioned the $19 per Share price referenced in the August 27 letter and also stated that Parent was willing to offer a “floor” on the price of $17 per share, provided that the Company would agree to grant a 60-day exclusivity period to Parent to conduct due diligence and negotiate a transaction.

Mr. Benson received a letter, dated October 10, 2007, from an international light equipment manufacturer (“Company B”) in which Company B expressed an interest in engaging in some type of business transaction with the Company, but contained no specifics regarding any proposal. The Company had previously discussed with Company B the possibility of an arrangement for the international distribution of the Company’s products.

At a special meeting of the Board held on October 16, 2007, Mr. Benson discussed with the Board Parent’s October 9 letter and his subsequent conversation with Mr. DeFeo. He also updated the Board on the Company’s current outlook on the market for its products, and on ongoing discussions with Company A regarding a “merger-of-equals” type transaction. At the Board’s request, representatives of Dorsey & Whitney reviewed with the Board their fiduciary duties in the context of extraordinary transactions, and representatives of Goldman Sachs reviewed certain aspects of recent deals in the public markets. Mr. Benson also reviewed with the Board the October 10 letter received from Company B. Mr. Benson discussed with the Board his prior conversations with Company B and his expectations as to how quickly Company B could act with respect to a possible transaction with the Company. After discussion, the Board authorized Mr. Benson to inform Mr. DeFeo that the Company was willing to continue discussions, and permit non-public due diligence to begin with Parent, provided that the Company would not grant any exclusivity to Parent and further provided that Parent revise its proposal to a more acceptable price per Share. In addition, the Board determined that Company B’s expression of interest was too vague to commit limited management time and effort to pursue, particularly in light of the Parent and Company A activity and the need for management to continue to manage closely the operations of the business during this period of economic uncertainty.

The Board of the Company then met at its regularly scheduled quarterly meeting on October 23, 2007. During this meeting, representatives of Goldman Sachs discussed with the Board further certain financial aspects of the possible alternative of the Company remaining a stand-alone company, in light of the decline in the Company’s business and near-term prospects and the general uncertainty in the financial markets at that time. Representatives of Goldman Sachs also reviewed the status of discussions with both Company A and with Parent, and certain risks associated with each such transaction. Management and representatives of Goldman Sachs also discussed the risk of remaining a stand-alone company. The Board also discussed with representatives of Goldman Sachs and Dorsey & Whitney the implications of agreeing to an exclusivity arrangement at this time, the timing and relative potential benefits and risks of either a public auction for the Company or of a confidential market check, and the appropriate terms of a possible standstill arrangement with Parent. The Board, without management present, then discussed whether or not to continue discussions with Parent, ultimately concluding that the Company should do so, assuming that a customary confidentiality and standstill agreement, without exclusivity rights, could be entered into with Parent.

At the request of the Board, on October 24, 2007, Mr. Benson contacted Mr. DeFeo and advised Mr. DeFeo of the Board’s conclusions with regard to continuing discussions with Parent, including the need for Terex to offer a price that would be acceptable to the Board. Over the next two days, representatives of Goldman Sachs had a number of conversations with senior management of Parent regarding a possible transaction price and a formula proposed by Parent for setting a possible transaction price.

On October 25, 2007, Parent released its third quarter earnings and held a conference call during which Mr. DeFeo discussed Parent’s acquisition strategy, including its ability and willingness to pay for good technology companies.

On October 26, 2007, Mr. Benson received a letter from Mr. DeFeo in response to the October 24 call. In this letter, Mr. DeFeo stated that Parent was prepared to offer a maximum price of $19.00 per Share in cash for all of the outstanding Shares of the Company, with a minimum price of $17.00 per Share, depending on the average closing price of the Company’s common stock over a defined period of time. This letter also reiterated Parent’s strategic rationale for the proposed acquisition, its views as to customary due diligence, negotiation of a definitive agreement, regulatory approval, timing and corporate approval, as well as its belief that it would not need external sources of financing to complete an acquisition of the Company. Parent also enclosed a form of non-disclosure agreement which contained a 15-day standstill period.

The Board of the Company then held a special meeting on October 31, 2007 for the purpose of discussing the October 26 letter from Parent. Mr. Benson updated the Board, noting that Mr. DeFeo had informed him that the board of directors of Parent was supportive of a transaction with the Company. Mr. Benson also discussed with the Board Parent’s recent earnings conference call discussion of its acquisition strategy. In addition, representatives of each of Dorsey & Whitney and Goldman Sachs discussed certain terms of the October 26 letter. The Board discussed the terms of the letter, the status of discussions with Company A and with Company B, the Company’s efforts to secure European distribution of its product and management’s current views as to market outlook for the Company. The Board then authorized management to negotiate an appropriate non-disclosure agreement with Parent, containing a standstill term of at least six months, and without any exclusivity being granted to Parent. If such an agreement could be negotiated, the Board authorized the Company’s management to provide access to non-public information about the Company to Parent for due diligence purposes.

Following this authorization, management and its legal and financial advisors proceeded to negotiate the terms of a non-disclosure agreement containing a standstill covenant by Parent for a six-month period, and not containing any exclusivity arrangement. This agreement was completed and entered into by Parent and the Company on November 6, 2007.

After signing the non-disclosure agreement, senior management of the Company provided a management presentation to senior Parent executives in Minneapolis on November 9, 2007, participated in a conference call with Parent executives on November 20, 2007, and provided a facilities tour of the Company’s Grand Rapids facilities on November 27, 2007.

On December 7, 2007, Mr. Benson received a letter from Mr. DeFeo updating the Company on Parent’s position after conducting its due diligence. The letter cited three factors affecting Parent’s views: the Company’s confidential forecast delivered to Parent during the recent due diligence period, reflecting more margin compression in the Company’s business than Parent had anticipated, the increased volatility in capital markets, reflective of increased uncertainty about the U.S. and European economies, and Parent’s own stock price decline of 27% in the last 60 days. As a result, Mr. DeFeo wrote that Parent was now willing to offer a price of $17.00 per Share in cash for the Company.

On December 10, 2007, the Board held a special meeting to discuss the December 7 letter from Parent. Mr. Benson reviewed with the Board that letter, and representatives of Dorsey & Whitney then discussed with the Board their fiduciary duties under Minnesota law, particularly in the context of a “sale-of-control” situation. The Board also discussed with representatives of Goldman Sachs and Dorsey & Whitney the process and timing of a confidential market check. Senior management also updated the Board on their views as to the most significant business risks to achieving the Company’s 2008 operating plan. The Board also discussed with management the strategic fit with Parent, and whether this was an appropriate time to be considering selling control of the Company. The Board then discussed the presently available strategic alternatives, ranging from continuing as a stand-alone company, to a “merger-of-equals” type transaction with a company like Company A, to engaging in discussions with Company B and concluding with a discussion of the Parent offer. Given the stage of discussions with Parent, and noting that business due diligence was complete, and that the offer was an all-cash bid by a company with sufficient internal and available resources to finance it, the Board authorized management to begin negotiations with Parent regarding a definitive agreement at a price of at least $17.00 per Share, with a goal of increasing that price. The Board did not authorize management to commit to enter into any such agreement at that time, however.

Following that Board meeting, on December 11, 2007, Mr. Benson contacted Mr. DeFeo and informed him that, while he had approval to move forward with negotiations, he had not received approval to conclude a deal at $17 per Share, noting that an increase was almost certainly necessary to convince the Company’s Board to move ahead with a deal with Parent. Later that day, representatives of Goldman Sachs, at the request of the Company, contacted senior management of Parent to request that Parent increase the purchase price. After discussion, Parent indicated that it would be willing to increase its purchase price to $18 per Share in cash, subject to confirmatory due diligence and negotiation of a mutually acceptable definitive agreement. The representatives of Goldman Sachs indicated that they would take the revised proposal back to the Board.

Commencing in mid-December of 2007, management of the Company began supplying Parent with confidential business, legal, financial and accounting due diligence information in response to Parent’s due diligence requests.

Also, on December 17, 2007, Mr. Benson contacted Mr. DeFeo about Caterpillar’s preliminary forecast for the Company’s undercarriages for 2008, which was delivered to the Company on that date. Mr. Benson kept Mr. DeFeo informed of the Company’s negotiations with Caterpillar with respect to the 2008 forecast and certain other discussions of their ongoing operating relationship during the next several weeks.

From December 13, 2007 through January 13, 2008, Dorsey & Whitney and counsel to Parent, Fried Frank Harris Shriver & Jacobson LLP, negotiated the transaction agreements and discussions took place between representatives of Parent, on the one hand, and officers of the Company and representatives from Goldman Sachs, on the other hand. During this time, Parent also reviewed additional information furnished by the Company. On January 5, 2008, counsel to the Company delivered to counsel for Caterpillar a draft of the Shareholder Agreement between Parent and Caterpillar, and negotiation of that agreement continued through January 12, 2008. The Retention Agreements also were negotiated by Parent with senior management and their legal counsel (which was independent of counsel to the Company) during this time period, ending on January 13, 2008.

During the week of January 7, 2008, at the direction of the Board, representatives of Goldman Sachs contacted senior officers at five different potential bidders for the Company on a confidential basis, requesting each of them to submit a bid during that week, as a further market check of the value being offered to the Company’s shareholders by Parent. The list of parties contacted included Company B, as well as a number of other large, international equipment manufacturing companies with sufficient financial resources to move quickly with a bid, if they were interested. The list had been vetted with senior management in advance of the market check. No potential bidder submitted an offer for the Company in response to these requests.

On January 13, 2008, the Board of the Company met to review the proposed transaction with Parent. Representatives of Dorsey & Whitney reviewed the terms and conditions of each of the transaction agreements to which the Company was a party and reviewed the fiduciary duties of the Company Board in that context. The Board discussed the results of the confidential market check conducted the previous week by representatives of Goldman Sachs. Goldman Sachs made a financial presentation to the Board and provided its oral opinion to the Board, later confirmed in writing, that, as of January 13, 2008, and based upon and subject to the factors and assumptions set forth therein, the $18.00 per Share in cash to be received by the holders (other than Caterpillar and its affiliates) of the Company’s common stock in the Offer and the Merger was fair from a financial point of view to such holders. See “—Opinion of the Company’s Financial Advisor” below for a further discussion of Goldman Sachs’ opinion. The Board, after further deliberation, then unanimously (i) approved the Merger Agreement, the Option Agreement, the Waiver Agreement, the Offer and the Merger; (ii) determined that the terms of the Offer, the Merger, the Merger Agreement, the Option Agreement, and the Waiver Agreement were fair to and in the best interests of the holders of Shares; and (iii) recommended that such holders accept the Offer and tender their Shares into the Offer and, if a shareholder meeting to approve the Merger was necessary, such holders vote any shares held by them at such time in favor of the Merger.

On the evening of January 13, 2008, the Merger Agreement, the Option Agreement, the Shareholder Agreement, the Waiver Agreement, and the Retention Agreements were executed by the various parties thereto. On January 14, 2008, Parent and the Company issued a press release announcing the execution of the Merger Agreement. The Merger Agreement and related transaction agreements are summarized in Item 3.

On January 28, 2008, Purchaser commenced the Offer.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, and making its recommendations to the holders of Shares, the Board consulted with the Company’s senior management, legal counsel and financial advisor and considered a number of factors, including the following material factors which the Board viewed as supporting its recommendation.

•	Financial Condition and Prospects of the Company. The Board considered the Company’s current and historical financial condition, results of operations, business, prospects, and strategy, including the risks and uncertainties associated with the implementation of the Company’s strategic plans, particularly in light of the current and foreseeable market conditions. The Board also considered the competitive challenges and pressures that could arise if the Company elected to remain independent and its competitors combined with each other or a third party.

•	Public Company Burdens. The Board considered the compliance, insurance, regulatory and other costs of being a public company listed on the Nasdaq Global Market (or any other national exchange), including the additional costs associated with complying with the Sarbanes-Oxley Act, and in particular the substantial cost to the Company for compliance with the internal audit requirements of Section 404 of such Act.

•	Terms of Merger Agreement. The Board considered the terms of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties, the termination fee payable by the Company and the fact that such terms and termination fee are favorable to the Company’s shareholders.

•	Alternatives to Sale Transaction. The Board considered possible strategic alternatives for the Company, including discussions with representatives of Goldman Sachs relating to certain financial aspects of certain of these alternatives, including the alternative of the Company remaining independent and continuing to do business in the segments in which it is currently operating, taking into account the risks inherent in remaining independent, and the prospects of the Company going forward as an independent entity.

•	Opinion of the Company’s Financial Advisor. The Board considered the financial presentation and opinion of Goldman Sachs delivered orally to the Board on January 13, 2008, and subsequently confirmed in writing that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $18.00 per Share in cash to be received by holders (other than Caterpillar and its affiliates) of Shares in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated January 13, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the Goldman Sachs opinion, is attached to this Statement as Annex B and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. For a further discussion of the Goldman Sachs opinion, see “— Opinion of the Company’s Financial Advisor” below.

•	Cash Tender Offer; Certainty of Value. The Board considered the fact that the form of consideration to be paid to holders of Shares in the Offer and the Merger would be cash, thereby providing the Company’s shareholders with the certainty of the value of their consideration and the ability to realize immediate value for their investment.

•	No Financing Condition. The Board considered the lack of financing condition in the Merger Agreement and Parent’s representation that it has available cash resources and financing in an amount sufficient to enable Purchaser to purchase Shares pursuant to the Offer and to consummate the Merger and perform its obligations under the Merger Agreement.

•	Premium to Market Price. The Board considered the current and historical market prices of the Shares and the fact that the offer price of $18.00 net per Share represented an approximately 46.5% premium over the closing price of the Company’s common stock on January 11, 2008, the last trading day prior to announcement of the Offer.

•	Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow shareholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer. In addition, the Board considered the business reputation of

Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, as well as the likelihood of receiving required regulatory approvals, which the Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Top-Up Option. The Board considered that Parent and Purchaser would be granted a Top-Up Option to purchase from the Company at a price per Share equal to the Offer Price that number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Purchaser at the time of such exercise, constitutes at least 90% of the then-outstanding Shares (taking into account the issuance of Shares pursuant to the Top-Up Option), and that this could permit Purchaser to consummate the Merger more quickly as a short-form merger under Minnesota law.

•	Solicitation of Other Parties Prior to Execution of the Merger Agreement. The Board considered the fact that the Company previously had discussions with two different third parties during the fall of 2007 with respect to potential business combinations with the Company, as described in more detail above under “Background of the Offer and Merger.” The Board also considered the fact that Goldman Sachs had made inquiries of five potential acquirors as to whether such potential acquirors would be interested in acquiring the Company and those potential acquirors had informed the Company that they were not interested.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the Company’s ability under certain circumstances to engage in negotiations or discussions with, and to provide information to, any third party that, after the date of the Merger Agreement, has made a bona fide Acquisition Proposal that the Board determines in good faith (after consultation with its independent financial advisor and outside legal counsel) is reasonably expected to lead to a Superior Proposal (as that term is defined in the Merger Agreement), if the Board determines in good faith, after consultation with outside legal counsel, that its failure to take such action is reasonably likely to result in a breach of its fiduciary duties under applicable law.

•	Ability to Terminate the Merger Agreement to Accept a “Superior Proposal.” The Board considered the Company’s ability, following receipt of a Superior Proposal after the date of the Merger Agreement, to change its recommendation with respect to the Offer or the Merger and terminate the Merger Agreement if certain conditions are satisfied, including, if the Board determines in good faith, after consultation with outside legal counsel, that its failure to take such action is reasonably likely to result in a breach of its fiduciary duties under applicable law, that at least three business days’ prior written notice is given to Parent of the Board’s intent to take such action.

•	Regulatory Approvals. The Board considered the fact that the Merger Agreement provides that each of Parent and Purchaser will promptly make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the German Act against Restraints of Competition, the Exchange Act and other applicable legal requirements with respect to the Offer and the Merger, and execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. In addition, the Board considered the lack of any required approval by Parent’s stockholders to complete the Offer and Merger.

•	Mandatory Extension of Offer. The Board considered Purchaser’s obligation, in the event that, as of a scheduled expiration date, all conditions had not been satisfied or waived to extend the Offer until the earlier of (a) the satisfaction or wavier of such conditions and (b) June 30, 2008; provided that, if all conditions other than the Minimum Tender Condition (as that term is defined in the Merger Agreement) have been satisfied or waived and no Competing Proposal (as that term is defined in the Merger Agreement) has been made and not withdrawn, Purchaser is only obligated to extend the Offer until the earliest of (x) thirty days after the date all conditions other than the Minimum Tender Condition have been satisfied or waived, (y) the satisfaction or wavier of such condition and, (z) June 30, 2008.

•	Termination Fee. The Board considered the termination fee of $17 million, representing approximately 3.5% of the equity value of the transaction, that could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal or if Parent terminates the Merger Agreement because the Board changes its recommendation with respect to the Offer or the Merger, and its discussions with Goldman Sachs regarding termination fees in precedent transactions, and the extent to which the termination fee was likely to be a deterrent to competing acquisition offers.

•	Dissenters’ Rights. The Board considered the availability of dissenters’ rights with respect to the Merger for the Company’s shareholders who properly exercise their rights under Minnesota law, which would give the Company’s shareholders the ability to dispute that the Offer Price is the “fair value” of their Shares at the completion of the Merger.

Reasons Against the Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, and making its recommendation to the holders of Shares, the Board consulted with the Company’s senior management, legal counsel and financial advisor and considered a number of factors, including the following potentially negative factors:

•	No Shareholder Participation in Future Earnings or Growth. The Board considered that tendering Shares in the Offer and consummating the Merger would preclude the Company’s shareholders from having an opportunity to participate in the Company’s future earnings growth and future profits.

•	Transaction Costs. The Board considered the significant costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and related disruptions to the operation of the Company’s business.

•	Interim Restrictions on Business. The Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Termination Fee. The Board considered the Company’s obligation to pay a termination fee of $17 million under certain circumstances, and the potential deterrence of other potential acquirors by this fee.

•	Reimbursement of Expenses. The Board considered the Company’s obligation to reimburse Parent for up to 50% of the expenses incurred by Parent in connection with the Offer and the Merger, subject to a $2 million cap, in the event the Merger Agreement is terminated for certain reasons described in the Merger Agreement.

•	Effect of Failure to Complete Transactions. The Board considered the fact that the pending transactions or failure to complete the Offer and the Merger may cause substantial harm to relationships with the Company’s employees, suppliers and customers, and may divert management and employee attention away from the day-to-day operation of the Company’s business.

•	Taxable Consideration. The Board considered the fact that the all cash Offer Price and Merger Consideration would be taxable to the Company’s shareholders for U.S. federal income tax purposes.

•	Interests of Management. The Board considered the fact that some of the Company’s executives, including the Chief Executive Officer, who is a member of the Board, may have interests in the Offer and the Merger that are different from, or in addition to, those of the Company’s shareholders, as a result of the agreements referred to in Item 3 of this Statement and their holding of options to purchase Shares as referenced in Item 3 of this Statement.

•	Required Regulatory Approvals. The Board considered the fact that regulatory approvals and third party consents are required to consummate the Offer and the prospects for receiving any such approvals and consents, if necessary. In particular, the waiting periods must have expired or terminated under the HSR Act and the German Act against Restraints of Competition.

•	Obligation to Obtain Regulatory Approvals. The Board considered the fact that, despite the obligation of Parent and Purchaser described above to use commercially reasonable best efforts with respect to obtaining certain regulatory approvals, under the terms of the Merger Agreement, none of Parent or any of its subsidiaries, Purchaser or the Surviving Corporation would be required to agree to or accept any (a) limitations on the ability of Parent to vote the capital stock of the Company or the Surviving Corporation on any matter, (b) any divestitures by Parent, the Company or any of their respective subsidiaries, of Shares of capital stock or of any business, assets, rights or property of Parent or its subsidiaries or of the Company or its subsidiaries or the imposition of any limitations on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock if such divestitures or limitations, individually or in the aggregate, would be material to the business or financial condition of any reporting segment of Parent or the Company (with materiality determined based on the size of such reporting segment as of the date of the Merger Agreement) or (c) any such approval the violation of which would subject Parent to criminal liability.

•	Limitations on Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the fact that the Merger Agreement prohibited the Company and its subsidiaries and representatives from, directly or indirectly, taking certain actions with respect to Acquisition Proposals, including (a) soliciting or initiating any proposal or offer that would be reasonably expected to lead to an Acquisition Proposal, (b) entering into, participating, continuing or otherwise engaging in any discussions or negotiations regarding any Acquisition Proposal or furnishing to any third party any non-public information in connection with any Acquisition Proposal or (c) approving any letter of intent, agreement in principle, acquisition or similar agreement relating to an Acquisition Proposal; provided that the Company may, under certain circumstances, engage in negotiations or discussions with, and to provide information to, any third party that, after the date of the Merger Agreement, has made a bona fide Acquisition Proposal if (y) the Board determines, in good faith (after consultation with its independent financial advisor and outside legal counsel) that such Acquisition Proposal is reasonably expected to lead to a Superior Proposal, and (z) the Board determines, in good faith, after consultation with outside legal counsel, that its failure to take such action is reasonably likely to result in a breach of its fiduciary duties under applicable law.

•	Parent’s Termination Right if a Majority of Shares are not Tendered. The Board considered Parent’s right to terminate the Offer and the Merger Agreement in the event that thirty days after all conditions (other than the Minimum Tender Condition) have been satisfied or waived, provided that no bona fide Competing Proposal has been publicly announced and not withdrawn at such time.

The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the members of the Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Board may have given different weight to different factors.

Opinion of the Company’s Financial Advisor

Goldman Sachs rendered its opinion to the Board that, as of January 13, 2008 and based upon and subject to the factors and assumptions set forth therein, the $18.00 per Share in cash to be received by the holders (other than Caterpillar Inc. and its affiliates) of the Shares in the Offer and the Merger was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 13, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender their Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2006;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its shareholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including their views on the risks and uncertainties of achieving the forecasts for the Company prepared by its management. In addition, Goldman Sachs reviewed the reported price and trading activity for the Company common stock, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the heavy equipment and machinery industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. The Goldman Sachs opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of the Company to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to the Company. The Goldman Sachs opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $18.00 per Share in cash to be received by the holders (other than Caterpillar and its affiliates) of the Shares in the Offer and the Merger. Goldman Sachs did not express any view on, and the Goldman Sachs opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby, including, without limitation, the fairness of the transaction to, or any consideration received in connection therewith by, Caterpillar, the holders of any other class of securities, creditors, or other constituencies of the Company or Parent; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Parent, or class of such persons in connection with the transaction, whether relative to the $18.00 per Share in cash to be received by the holders (other than Caterpillar and its affiliates) of the Shares pursuant to the Merger Agreement or otherwise. In addition, Goldman Sachs did not express any view on, and the Goldman Sachs opinion does not address, any aspect of any other contractual arrangement the Company or any of its affiliates entered into or may enter into in connection with the transaction. The Goldman Sachs opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. The Goldman Sachs opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the Goldman Sachs opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 11, 2008 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.  Goldman Sachs reviewed the historical price performance of the Shares, relative to the S&P 500 Index and the selected companies described under “— Selected Publicly Traded Companies Analysis” below, for each of the latest twelve months and the five-year period ended January 11, 2008. Goldman Sachs also reviewed the historical trading prices and volumes for the Shares for each of the three-month, six-month, twelve-month and three-year periods ended January 11, 2008. In addition, Goldman Sachs analyzed the consideration to be received by the holders of Shares pursuant to the Offer and the Merger in relation to the market price as of January 11, 2008 and the average market prices for the three-month and six-month periods ended January 11, 2008. This analysis indicated that the price per Share to be paid to the Company’s shareholders pursuant to the Offer and the Merger represented:

•	a premium of 46.5% based on the market price of $12.29 per Share on January 11, 2008;

•	a premium of 48.6% based on the average price of $12.11 per Share for the three-month period ended January 11, 2008; and

•	a premium of 32.2% based on the average price of $13.62 per Share for the six-month period ended January 11, 2008.

Transaction Multiples Analysis.  Goldman Sachs performed certain analyses based on historical information for the latest twelve months, or “LTM”, estimates provided by management of the Company and median estimates from Institutional Brokers’ Estimate System, which we refer to as “IBES”. Goldman Sachs calculated, with respect to the market price of $12.29 per Share on January 11, 2008 and the $18.00 per Share consideration to be received by holders of Shares pursuant to the Offer and the Merger, the equity value, enterprise value, the ratio of enterprise value to sales, the ratio of enterprise value to earnings before interest, taxes, depreciation and amortization, or “EBITDA”, the ratio of enterprise value to earnings before interest and taxes, or “EBIT”, the ratio of price to earnings, or “P/E”, based on estimates provided by management of the Company, and the P/E ratio, based on median IBES estimates.

The following table presents the results of Goldman Sachs’ analysis: (dollar amounts in millions, except for per Share data):

	Market Price
	per Share on
	January 11,		Offer Price
	2008		per Share
	($12.29)		($18.00)

Equity Value	$331.8		$493.3
Enterprise Value	$283.5		$445.0
Enterprise Value/Sales
LTM $199.9	1.4	x	2.2	x
2007E 208.6	1.4		2.1
2008E 242.4	1.2		1.8
Enterprise Value/EBITDA
LTM $18.8	15.1	x	23.6	x
2007E 19.8	14.3		22.5
2008E 29.3	9.7		15.2
Enterprise Value/EBIT
LTM $15.6	18.1	x	28.5	x
2007E 16.4	17.3		27.1
2008E 26.0	10.9		17.1
P/E (Company Management Estimates)
2008E $0.69	17.8	x	26.1	x
2009E 1.07	11.5		16.9
P/E (IBES Median Estimates)
2008E $0.59	20.8	x	30.5	x
2009E 0.73	16.8		24.7

Selected Publicly Traded Companies Analysis.  Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the heavy equipment and machinery industry:

•	Astec Industries, Inc.;

•	Briggs & Stratton Corporation;

•	Cascade Corporation;

•	Caterpillar Inc.;

•	CNH Global N.V.;

•	Cummins Inc.;

•	Deere & Company;

•	Gehl Company;

•	The Manitowoc Company, Inc.; and

•	Terex Corporation.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from publicly available financial statements, IBES estimates and estimates provided by the Company’s management. The multiples and ratios of the Company were calculated using the market price of $12.29 per Share on January 11, 2008 and the $18.00 per Share consideration to be received by holders of Shares pursuant to the Offer and the Merger, and were based on estimates provided by the Company management and IBES estimates. The multiples and ratios for each of the selected companies were based on the most recent publicly available financial statements and on IBES median estimates. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value as a multiple of EBITDA; and

•	the P/E ratio.

The results of these analyses are summarized as follows:

	Selected Publicly Traded		ASV Multiples Based on $18.00 Offer
	Companies		Price per Share
	Range	Median	Mgmt Estimates	IBES Estimates

2008E Enterprise Value/EBITDA	4.9x - 11.2x	6.1x	15.2x	19.3x
2008E P/E	8.0x - 17.2x	10.9x	26.1x	30.5x

Selected Transactions Analysis.  Goldman Sachs analyzed certain information relating to the following selected transactions (listed by acquirer / target) in the heavy equipment and machinery industry since April 1998:

•	Keystone, Inc. / Grove Worldwide LLC (1998);

•	Volvo Construction Equipment Ltd. / Samsung Heavy Industries Co., Ltd. (1998);

•	New Holland N.V. / Case Corp. (1999);

•	Terex Corporation / Powerscreen International plc (1999);

•	The Manitowoc Company, Inc. / Grove Worldwide LLC (2002);

•	Terex Corporation / Genie Holdings Inc. (2002);

•	AGCO Corporation / Valtra Inc. (2004);

•	Fayat S.A. / Bomag Companies (2004);

•	Oshkosh Truck Corporation / JLG Industries, Inc. (2006);

•	Volvo Construction Equipment Ltd. / Ingersoll-Rand Road Development Business (2007);

•	Bucyrus International, Inc. / DBT GmbH (2007); and

•	Doosan Infracore Co., Ltd. / Ingersoll-Rand Compact Equipment Business (2007).

For each of the selected transactions, Goldman Sachs calculated and compared enterprise value as a multiple of latest twelve months sales and enterprise value as a multiple of latest twelve months EBITDA. The multiples of the Company were calculated and compared based upon actual latest twelve months information as of September 30, 2007 and estimates provided by the Company’s management for the year 2007. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following table presents the results of this analysis:

ASV Multiples Based on $18.00
	Selected Transactions		Offer Price per Share
Enterprise Value as a Multiple of:	Range	Median	LTM 9/30/07	2007E

LTM Sales	0.3x - 1.9x	1.0x	2.2x	2.1x
LTM EBITDA	5.0x - 12.8x	7.6x	23.6x	22.5x

Note:	EBITDA information not publicly available for Doosan Infracore Co., Ltd. / Ingersoll-Rand Compact Equipment Business transaction.

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using forecasts prepared by the Company’s management. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2008 through 2012 using discount rates of 9.0% to 13.0%. The ranges for discount rates were chosen to reflect theoretical analyses of the Company’s weighted average cost of capital. Goldman Sachs calculated implied prices per share of the Shares using illustrative terminal values in the year 2012 based on multiples ranging from 7.0x EBITDA to 9.0x EBITDA. Goldman Sachs also calculated implied prices per share of the Shares using illustrative terminal values in the year 2012 based on perpetuity growth rates of free cash flows for the Company after the year 2012 of 3.5% to 5.5% per year. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 9.0% to 13.0%. The following table presents the results of these analyses:

Illustrative per Share Value Indications
Illustrative Terminal Values
Illustrative Terminal Values	Calculated as Perpetuity Growth
Calculated as Multiple of 2012E EBITDA	Rate of Free Cash Flows

$15.64 - $21.65	$10.96 - $25.54

Goldman Sachs also noted that the midpoint of the range of illustrative per share values resulting from these analyses was $18.42 per Share and $15.02 per Share, respectively.

In order to analyze the effects of changes in annual sales growth and EBIT margin on the illustrative discounted cash flow analysis, Goldman Sachs calculated indications of the net present value of free cash flows for the Company for the years 2008 through 2012, adjusting the forecasts provided by the Company’s management using annual sales growth rates ranging from 10.0% to 30.0% and EBIT margins ranging from 10.0% to 14.0%. Goldman Sachs calculated implied prices per share of the Shares using an illustrative terminal value in the year 2012 based on a multiple of 8.0x EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values using a discount rate of 11.0%. This analysis resulted in a range of implied prices per share of the Shares of $8.85 to $24.68.

Present Value of Future Share Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of the Shares, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the financial forecasts prepared by the Company’s management for the years 2009 and 2010 and the median of estimates provided by IBES for the year 2009. Because there was no IBES estimate for 2010, Goldman Sachs used the IBES 5-Year earnings per share growth rate to extrapolate an estimate for 2010. Goldman Sachs first calculated the implied values per share of the Shares for each of the years 2008 and 2009, by applying price to forward earnings per share multiples of 12.0 x to 20.0 x earnings per share estimates for each of the years 2009 and 2010, and then discounted these implied values back one year and two years, respectively, using a discount rate of 12.0%, based on the Company’s cost of equity. This analysis resulted in a range of implied present values of $7.82 to $13.38 per Share, based upon IBES earnings per share estimates, and a range of implied present values of $11.46 to $24.23 per Share, based upon earnings per share estimates from the financial forecasts prepared by the Company’s management.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Goldman Sachs opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Board as to the fairness from a financial point of view of the $18.00 per Share in cash to be received by the holders (other than Caterpillar and its affiliates) of the Shares in the Offer and the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid pursuant to the Offer and the Merger was determined through arms’-length negotiations between the Company and Parent and was approved by the Board. Goldman Sachs provided advice to the Company and the Board during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs, attached as Annex B hereto.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Parent, Caterpillar and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking and other financial services to Caterpillar and its affiliates from time to time, including having acted as a joint bookrunner with respect to various debt offerings by Caterpillar Financial Services Corporation, a subsidiary of Caterpillar, including an offering of its Floating Rate Notes due 2009 (aggregate principal amount of $500,000,000) in May 2006, its 5.125% Senior Bonds due October 2011 (aggregate principal amount of $450,000,000) in October 2006, and its 5.85% Senior Bonds due September 2017 (aggregate principal amount of $400,000,000) in September 2007. Goldman Sachs also may provide investment banking and other financial services to the Company, Parent, Caterpillar and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated September 19, 2007, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee based on 1.5% of the aggregate consideration paid in the transactions contemplated by the Merger Agreement, or approximately $6.75 million, a portion of which was payable upon execution of the Merger Agreement and the principal portion of which is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

The foregoing is qualified in its entirety by reference to the written opinion of Goldman Sachs filed as Annex B to this Statement and incorporated herein by reference.

(c)	Intent to tender.

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Pursuant to the Shareholder Agreement, Caterpillar has agreed to tender and not to withdraw 5,242,450 of the Shares it owns into the Offer.

Item 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated September 19, 2007, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee based on 1.5% of the aggregate consideration paid in the transactions contemplated by the Merger Agreement, or approximately $6.75 million, a portion of which was payable upon execution of the Merger Agreement and the principal portion of which is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s shareholders concerning the Offer or the Merger.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as set forth in Annex A and in the ordinary course of business in connection with the Company’s employee benefit plans, during the past 60 days no transactions in the Shares have been effected by the Company or, to the best of the Company’s knowledge, by any director, executive officer, affiliate or subsidiary of the Company.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (b) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, (c) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person or (d) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company. As described in the summary of the Merger Agreement contained in the Offer to Purchase, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Transactions and Other Matters

Except as set forth in this Statement, there is no transaction, resolution of the Board, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8.	ADDITIONAL INFORMATION.

Section 14(f) Information Statement

The Information Statement attached as Annex A to this Statement is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s shareholders as described in the Information Statement, and is incorporated herein by reference.

Vote Required to Approve the Merger and Section 302A.621 of the MBCA

Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders. If Purchaser acquires less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the MBCA to effect the Merger. If Purchaser purchases Shares pursuant to the Offer, Purchaser will own a sufficient number of Shares to ensure approval of the Merger Agreement and the Plan of Merger attached thereto (the “Plan of Merger”) regardless of the vote of any other shareholders and Purchaser has agreed to vote all of its Shares in favor of the Merger Agreement and the Plan of Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Minnesota. Section 302A.671 of the MBCA establishes various disclosure and stakeholder approval requirements to be met by individuals or companies attempting a takeover of an “issuing public corporation” such as the Company. Further, Section 302A.673 of the MBCA provides that an issuing public corporation such as the Company generally may not engage in certain business combinations with any person that becomes an interested shareholder by acquiring beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became an interested shareholder. However, because a special committee of disinterested directors of the Board have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.671 and 302A.673 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

Takeover Disclosure Statute

The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13 (the “Takeover Disclosure Statute”), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. The Purchaser will file a registration statement with the Commissioner on the date the Schedule TO is filed with the SEC or shortly thereafter. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Statute, such action may have the effect of significantly delaying the Offer and, if the Offer is suspended pursuant to the Minnesota Takeover Statute and Parent reasonably believes such suspension would delay the purchase of the Shares past the initial expiration date of the Offer, the Company has agreed, at the request of Parent, to amend the Merger Agreement to provide for the termination of the Offer and the consummation of the transactions contemplated by the Merger Agreement through a one-step merger structure in which the Company would merge with Purchaser, with the Company surviving.

“Fair Price” Provision

Section 302A.675 of the MBCA which provides that an offeror generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. However, because a special committee of disinterested directors of the Board have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.675 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

Antitrust Compliance

United States

The acquisition of Shares pursuant to the Merger Agreement is subject to the pre-merger notification and reporting obligations under the HSR Act.

Under the HSR Act, both parties to the transaction are required to submit a Notification and Report Form (the “HSR Application”) and observe a 15-day waiting period following Purchaser’s filing prior to Purchaser’s acquisition of the Shares. During the 15-day HSR waiting period, the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”), will examine the legality under the antitrust laws of Purchaser’s acquisition of the Shares. At any time prior to the expiration of the 15-day HSR waiting period, the Antitrust Division or the FTC has the authority to open an investigation of the transaction and suspend the running of the waiting period by issuance of a Request for Additional Information and Documentary Material, sometimes referred to as a Second Request. The Antitrust Division and the FTC also have the statutory authority after Purchaser’s acquisition of Shares pursuant to the Offer to take any action under the antitrust laws it deems necessary or desirable in the public interest, including (i) seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or (ii) seeking the divestiture of Shares or substantial assets of the Company or its subsidiaries. Private parties, and state attorneys general, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, the ultimate result. Parent submitted its HSR Application on January 23, 2008, and has requested early termination of the waiting period applicable to the Offer. The Company expects to submit its HSR Application shortly, but in any event, the HSR Act requires such submission by the Company on or before February 4, 2008.

Germany

Under the German Act against Restraints on Competition, the purchase of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period that is commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one month waiting period of the initiation of an in-depth investigation. Parent filed the German Notification on

January 22, 2008. If the FCO initiates an in-depth investigation, the purchase of Shares pursuant to the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval of the FCO or the expiration of any applicable waiting period is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, under Minnesota law, shareholders who do not sell their Shares in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, to dissent with respect to the Merger and to receive payment in cash for the “fair value” of their Shares after the Merger is completed. The term “fair value” means the value of the Shares immediately before the effective time of the Merger and may be less than, equal to or greater than the price per Share to be paid in the Merger.

To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of the MBCA. Any shareholder contemplating the exercise of such dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

If a vote of shareholders is required to approve the Merger under the MBCA, the notice and proxy or information statement for the meeting of the shareholders will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the effective time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

This foregoing description of dissenters’ rights is not intended to be complete and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA.

Item 9.	EXHIBITS

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated January 28, 2008 (incorporated by reference to Exhibit(a)(1) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(2) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(3) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(4) to the Schedule TO filed by Terex Corporation on January 28, 2008)*

Exhibit No.	Description

(a)(5)	Form of Letter to Clients (incorporated by reference to Exhibit(a)(5) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit(a)(6) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(7)	Press Release, dated January 28, 2008, announcing the Commencement of the Offer (incorporated by reference to Exhibit(a)(7) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(8)	Press Release issued by Terex Corporation on January 14, 2008 (incorporated by reference to the Schedule 14D-9 filed by A.S.V., Inc. on January 14, 2008)
(a)(9)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Schedule 14D-9)*
(a)(10)	Opinion of Goldman, Sachs & Co., dated January 13, 2008 (incorporated by reference to Annex B to this Schedule 14D-9)*
(a)(11)	Form of Letter to Participants in A.S.V., Inc.’s 401(k) Plan (Incorporated by reference to Exhibit(a)(8) to the Schedule TO filed by Terex Corporation on January 28, 2008)
(a)(12)	Agreement, dated May 3, 2006, by and between Caterpillar Inc. and Richard A. Benson (incorporated by reference to the Company’s Current Report on From 8-K, filed on May 8, 2006)
(a)(13)	Letter to Shareholders of A.S.V., Inc. dated January 28, 2008 (filed herewith)*
(e)(1)	Agreement and Plan of Merger, dated as of January 13, 2008, by and among Terex Corporation, Terex Minnesota, Inc., and A.S.V., Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)
(e)(2)	Short Form Merger Option Agreement, dated as of January 13, 2008, by and among A.S.V., Inc., Terex Corporation, and Terex Minnesota, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)
(e)(3)	Waiver, Consent, and Termination Agreement, dated January 13, 2008, by and among A.S.V., Inc., Loegering Mfg., Inc., and Caterpillar Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)
(e)(4)	Retention Agreement, dated as of January 13, 2008, between Mark S. Glasnapp, Terex Corporation and A.S.V., Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)
(e)(5)	Retention Agreement, dated as of January 13, 2008, between Thomas R. Karges, Terex Corporation and A.S.V., Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)
(e)(6)	Employment Agreement, dated July 12, 2004, by and between Mark S. Glasnapp and A.S.V., Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on May 8, 2006)
(e)(7)	Confidentiality and Non-Disclosure Agreement, dated November 6, 2007, by and among A.S.V., Inc. and Terex Corporation (filed herewith)
(e)(8)	Tender, Voting and Option Agreement, dated as of January 13, 2008, by and among Caterpillar Inc., Terex Corporation, and Terex Minnesota, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)
(e)(9)	Purchase Agreement, dated November 1, 2005, by and among Caterpillar Inc. and A.S.V., Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q/A filed on November 14, 2005)
(e)(10)	Registration Rights Agreement, dated November 1, 2005, by and among A.S.V., Inc. and Caterpillar Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2005)

*	Included in mailing of tender offer materials to the Company’s shareholders by Terex Corporation.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A.S.V., INC.

By:	/s/ Richard A. Benson
Richard A. Benson
Chief Executive Officer

Date: January 28, 2008

Annex A

A.S.V., Inc.
840 Lily Lane
P.O. Box 5160
Grand Rapids, MN 55744
(218) 327-3434

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is mailed on or about January 28, 2008, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of A.S.V., Inc. (referred to herein as the “Company”, “us”, “our” or “ours”) to the holders of record of shares of the common stock, par value $0.01 per share (the “Shares”), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Terex Corporation (“Parent”) to a majority of the seats on the board of directors of the Company (the “Board”).

BACKGROUND

On January 13, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Terex Minnesota, Inc., an indirect wholly-owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, Purchaser has commenced an offer to purchase all outstanding Shares at a price per Share of $18.00 (the “Offer Price”), net to the sellers in cash without interest, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 28, 2008.

The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation under the laws of the State of Minnesota, and the separate corporate existence of Purchaser will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, Purchaser, any other subsidiary of Parent or any subsidiary of the Company, all of which will be cancelled, and other than Shares held by shareholders who have properly exercised dissenters’ rights under the Minnesota Business Corporation Act), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by the Company with the SEC on January 28, 2008 and which is being mailed to shareholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Purchaser or the Parent Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

The Purchaser commenced the Offer on January 28, 2008. As set forth in the Offer to Purchase, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of Monday, February 25, 2008 unless the Offer is extended by the Purchaser.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that, after Purchaser accepts for payment and pays for Shares pursuant to the Offer, and upon Parent’s request, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors, and (b) the percentage that the number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares outstanding on the first date Purchaser pays for Shares pursuant to the Offer. The Company will take all actions reasonably necessary to cause Parent’s designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors, provided that, at all times prior to the consummation of the Merger, the Board shall include at least three directors who were on the Board prior to Parent’s designation of directors to the Board or who were appointed to the Board as described in the following sentence (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below three, the remaining Continuing Directors or Continuing Director (if only one remains) shall be entitled to designate any other person who is not an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy left by such departed Continuing Director(s). Moreover, the Company will take all necessary action to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

Following the election or appointment of Parent’s designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of the sole Continuing Director if there is only one Continuing Director, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and any other consent, action or recommendation by the Company or the Board relating to the Merger Agreement, the Offer or the Merger. Following the election or appointment of Parent’s designees and until the consummation of the Merger, any actions with respect to the enforcement of the Merger Agreement by the Company will be effected only by the action of a majority of the Continuing Directors, or the approval of the sole Continuing Director, if there is only one Continuing Director.

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Terex Corporation at 200 Nyala Farm Road, Westport, CT 86880 and each Potential Designee is a citizen of the United States.

Robert G. Isaman, 46, has been President of Terex Construction since January 2007. Prior to joining Terex Corporation, Mr. Isaman spent 21 years at United Technologies Corporation, a diversified industrial manufacturer, in a number of positions, most recently as President of Fire Safety Americas, UTC Fire & Security.

Eric I. Cohen, 49, has been the Senior Vice President, Secretary and General Counsel of Parent since 1998. Prior to joining Parent, Mr. Cohen was a partner with the New York City law firm of Robinson Silverman Pearce Aronsohn & Berman LLP (which firm has since merged with Bryan Cave LLP).

Charles Snavely, 52, has been the Vice President, Finance, Treasury and Risk Management of Parent since 2004. Prior to joining Parent, Mr. Snavely was Vice President of Finance and Taxes at Rayonier, Inc.

Ronald M. DeFeo, 55, has been the Chairman and Chief Executive Officer of Parent since 2007. Previously Mr. DeFeo was appointed President and Chief Operating Officer of Parent in 1993, Chief Executive Officer of Parent in 1995 and Chairman of the Board of Parent in 1998. He joined Parent in 1992. Mr. DeFeo also serves as a director of Kennametal Inc. (a supplier of Parent).

Thomas J. Riordan, 51, has been the President and Chief Operating Officer of Parent since January 2007. Prior to joining Parent, Mr. Riordan was Executive Vice President and Chief Operating Officer of SPX Corporation, a diversified global industrial manufacturer. From 1997 to 2006, he held a number of positions of increasing responsibility at SPX, resulting in his appointment as Executive Vice President and Chief Operating Officer of SPX.

Phillip C. Widman, 53, has been the Senior Vice President and Chief Financial Officer of Parent since 2002. Prior to joining Parent, Mr. Widman served as Executive Vice President, Chief Financial Officer of Philip Services Corporation, an industrial outsourcing and metal services company, from 1998 to 2001, and as an independent consultant from 2001 to 2002.

Steve Filipov, 39, has been President of Terex Cranes since 2004. At that time, Mr. Filipov had been serving as President of the international operations for Terex Cranes since 2002. Mr. Filipov started with Parent in 1995.

Richard Nichols, 45, has been President of Terex Materials Processing & Mining since 2004. Prior to that, Mr. Nichols served as Parent’s Vice President and General Manager, Infrastructure since April 2003. Mr. Nichols previously held the position of Vice President and General Manager of Terex Mining Trucks since joining Parent in October 2000.

Hyeryun Lee Park, 50, has been the President of Terex Asia since March 2006. Prior to that, she was President and owner of Midas Alliance Group, a consulting company with approximately 60 consultants with offices in Chicago, Seoul, and Washington, D.C., since January 2001.

Timothy A. Ford, 46, has been President of Terex Aerial Work Platforms since October 2006. Prior to joining Parent, since 2005, Mr. Ford was Executive Vice President of The Toro Company. Prior to that, Mr. Ford held various senior executive positions with The Toro Company since 2001.

Kevin A. Barr, 48, has been Senior Vice President, Human Resources of Parent since 2006. Prior to that, Mr. Barr had been serving as Vice President, Human Resources of Parent since September 25, 2000.

Katia Facchetti, 43, has been Senior Vice President and Chief Marketing Officer of Parent since 2006. Prior to joining Parent, Ms. Facchetti was President of Fusion 5, a marketing innovation consultancy serving major industrial and consumer clients, where she was appointed President in 2004.

Brian J. Henry, 49, has been Senior Vice President, Finance and Business Development of Parent since October 2002. Mr. Henry has been employed by Parent since 1993.

Jonathan D. Carter, 39, has been Vice President, Controller and Chief Accounting Officer of Parent since 2006. Since February 2005, Mr. Carter served in the role of Acting Controller and Chief Accounting Officer of Parent. Prior to his current responsibilities, Mr. Carter served as Chief Financial Officer of the Terex Aerial Work Platforms segment since September 2002.

Colin Fox, 64, has been Senior Vice President, Terex Business Systems since 2004. At that time, Mr. Fox had been serving as Vice President, Operations of Genie since 1997.

G. Chris Andersen, 69, is a lead director of Parent. Mr. Andersen has been a merchant banker since 1996 and is currently a partner of G.C. Andersen Partners, LLC, a private merchant banking and advisory firm, and also serves as the non-executive Chairman of the Board of Directors of Millennium Cell Inc. His address is c/o G.C. Anderson Partners LLC, 430 Park Avenue, Suite 701, New York, NY 10022.

Don DeFosset, 59, is a director of Parent. Mr. DeFosset retired in November 2005 as Chairman, President and Chief Executive Officer of Walter Industries, Inc., a diversified company with principal operating businesses in homebuilding and home financing, water transmission products and energy services. Mr. DeFosset had served since November 2000 as President and CEO, and since March 2002 as Chairman, of Walter Industries.

William H. Fike, 71, is a lead director of Parent. Mr. Fike has been President of Fike & Associates, a consulting firm, since January 2000. Mr. Fike retired as the Vice Chairman and Executive Vice President of Magna International Inc., an automotive parts manufacturer based in Ontario, Canada, in February 1999.

David A. Sachs, 48, is a director of Parent. Mr. Sachs is a Managing Director, Head of the Capital Markets Group and Co-Portfolio Manager of Ares Management LLC, an investment management firm of which he was a founder in 1997. His address is c/o Ares Management, LLC 1999 Avenue of the Stars, Suite 1900 Los Angeles, CA 90067.

Dr. Donald P. Jacobs, 80, is a director of Parent. Dr. Jacobs is Dean Emeritus and the Gaylord Freeman Distinguished Professor of Banking of the J.L. Kellogg Graduate School of Management at Northwestern University, positions he has held since 2001. His address is c/o J.L. Kellogg Graduate School of Management Northwestern University 2001 Sheridan Road Evanston, IL 60208.

Helge H. Wehmeier, 65, is a director of Parent. Mr. Wehmeier retired in December 2004 as Vice-Chairman of Bayer Corporation, a post he held since July 1, 2002. Prior to that, Mr. Wehmeier served as President and Chief Executive Officer of Bayer Corporation from 1991 through June 2002.

Paula H. J. Cholmondeley, 60, is a director of Parent. Ms. Cholmondeley is currently a private consultant on strategic planning. She served as Vice President and General Manager of Sappi Fine Paper, North America from 2000 through 2004, where she was responsible for their Specialty Products division. He address is c/o The Sorrel Group, P.O. Box 490, Brookline, MA 02446.

Oren G. Shaffer, 65, is a director of Parent. Mr. Shaffer has been the Vice Chairman and Chief Financial Officer of Qwest Communications International Inc. since July 2002. Prior to joining Qwest, Mr. Shaffer was President and Chief Operating Officer of Sorrento Networks, a maker of optical products, beginning in 2000. His address is c/o Qwest Communications International, Inc. 1801 California Street, 52nd Floor, Denver, CO 80202.

CERTAIN INFORMATION REGARDING THE COMPANY

The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote on each matter on which holders of Shares are entitled to vote. As of close of business on January 7, 2008, there were 26,733,552 Shares outstanding.

INFORMATION CONCERNING CURRENT
DIRECTORS AND OFFICERS OF A.S.V., INC.

Directors

Our Board currently consists of eight directors who are elected at our annual meeting of shareholders. If elected, each director nominee serves until the next annual meeting of shareholders and until his or her successor has been elected and qualified.

The following sets forth the name, ages and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is: A.S.V., Inc. c/o Secretary, 840 Lily Lane, P.O. Box 5160, Grand Rapids, MN 55744. There are no family relationships between any director or executive officer and any other director or executive officer or any other director or executive officer of the Company.

Name	Age	Position	Director Since

Richard A. Benson	64	Chairman and Chief Executive Officer	1999
Lynn M. Cortright	65	Director	2007
Bruce D. Iserman	66	Director	2005
Leland T. Lynch	71	Director	1995
Jerome T. Miner	71	Director	1991
William D. Morton	59	Director	2007
Karlin S. Symons	61	Director	2004
Kenneth J. Zika	60	Director	2005

Richard A. Benson, 64, has been our Chairman and Chief Executive Officer since June 2006. Prior to his retirement in January 2005, Mr. Benson had been Vice President of Caterpillar Inc., Diversified Products Division since 1992 and President of Caterpillar’s Global Mining Division since 2000. Mr. Benson is a director of Morrison Products. Mr. Benson has served as our director since 1999.

Lynn M. Cortright, 65, is currently retired and had been President of Parker Hannifin Corporation’s Climate and Industrial Controls business since 1998. Mr. Cortright has served as our director since April 2007.

Bruce D. Iserman, 66, is currently retired and had been President of banks in Lisbon and Casselton, North Dakota since 1984, which banks were owned by Bremer Financial Corp. Mr. Iserman has served as our director since 2005.

Leland T. Lynch, 71, is currently retired and had been Managing Partner, Chairman and Chief Executive Officer of the advertising firm of Carmichael Lynch Inc. in Minneapolis, Minnesota since 1962. Mr. Lynch is a director of Archivers Inc. and a partner in the Historic Theatre Group. Mr. Lynch has served as our director since 1995.

Jerome T. Miner, 71, has been our Vice Chairman since 1995 and the President of Jerry Miner Realty, Inc., an owner and operator of various retail stores in Grand Rapids, Minnesota, since 1984. Mr. Miner has served as our director since 1991.

William D. Morton, 59, has been the Chairman, President and Chief Executive Officer of Morton Industrial Group, Inc., a full service contract manufacturer serving a wide range of industrial original equipment manufacturers since 1989. Mr. Morton is on the Board of Trustees of Bradley University. Mr. Morton has served as our director since April 2007. In 2002, Morton Custom Plastics, LLC, a wholly-owned subsidiary of Morton Industrial Group, Inc., voluntarily filed a petition for relief under Chapter 11 in the United States Bankruptcy Court in the District of Delaware in Wilmington to facilitate its sale to Wilbert, Inc.

Karlin S. Symons, 61, is currently retired and had been the President of Plus Relocation Services, Inc. since January 2004. From 1995 to 2004, Ms. Symons was a partner with the law firm of Kaplan, Strangis and Kaplan of

Minneapolis, Minnesota. Ms. Symons has served as our director since 2004 and was previously our director from 1995 to 2001.

Kenneth J. Zika, 60, is currently retired and had been the Corporate Controller for Caterpillar Inc. from 2001 to 2002. From 1998 to 2001, Mr. Zika had been the Corporate Treasurer for Caterpillar Inc. Mr. Zika has served as our director since 2005.

In 1999, Mr. Benson was designated by Caterpillar as their director nominee to the Board pursuant to the terms of the Securities Purchase Agreement (the “Securities Purchase Agreement”) dated October 14, 1998 between Caterpillar Inc. and the Company. Subsequent to his retirement from Caterpillar Inc. in January 2005, Mr. Benson agreed to remain on our Board as an independent director. In 2005, Mr. Zika was designated by Caterpillar as its director nominee pursuant to the terms of the Securities Purchase Agreement.

Executive Officers

The current Executive Officers of the Company are:

Name	Age	Position

Richard A. Benson	64	Chairman and Chief Executive Officer
Mark S. Glasnapp	52	President
Thomas R. Karges	47	Chief Financial Officer and Secretary

Richard A. Benson, 64, has been our Chairman and Chief Executive Officer since June 2006. Prior to his retirement in January 2005, Mr. Benson had been Vice President of Caterpillar Inc., Diversified Products Division since 1992 and President of Caterpillar’s Global Mining Division since 2000. Mr. Benson has served as a director since 1999.

Mark S. Glasnapp, 52, has been our President since July 2004. Prior to then, Mr. Glasnapp was employed by Caterpillar Inc. and had been working at the Company in the capacity of Manager of Caterpillar’s commercial agreements with us since July 1999.

Thomas R. Karges, 47, has been our Chief Financial Officer since October 1994 and our Secretary since July 2005.

Board Independence

The Board has determined that all of the members of the Board, other than Mr. Benson who is not independent because he is employed by the Company as our Chief Executive Officer, are “independent” directors under the current Nasdaq Global Market listing standards. In addition, the Board had previously determined that Mr. James H. Dahl, who also served as one of our directors through May, 2007, was an independent director as well during his period of service on the Board. In assessing the independence of our directors, our Board of carefully considered all of the transactions, relationships and arrangements between the Company and its independent directors or their affiliated companies. This review was based primarily on responses of the directors to questions in a directors’ and officers’ questionnaire regarding employment, business, familial, compensation and other relationships with the Company and our management. The only transaction, relationship or arrangement that came to the attention of the Board this year during this review which was not disclosed under “Certain Relationships and Related Transactions” in this Information Statement was the fact that in 2007 we purchased approximately $8,900 of groceries and other items from a grocery store owned by Mr. Miner. The Board determined that this relationship did not impair Mr. Miner’s independence because his indirect interest in this transaction was not material, and the amounts involved were immaterial to the Company and the grocery store when compared to their annual gross revenues.

Board Meetings and Committees

During fiscal 2007, the Board met ten times. In addition to meetings of the full Board, directors also attended various Board committee meetings. All directors attended 75% or more of the total number of meetings of the Board and committees of which they were members. Our Board and committees may take formal action by written consent from time-to-time, in accordance with Minnesota law, rather than holding formal Board and committee meetings.

Our Board has three standing committees, the Audit Committee, the Compensation and Stock Option Committee and the Governance Committee.

Audit Committee

Members:	Kenneth J. Zika, Chair
Bruce D. Iserman
Jerome T. Miner
William D. Morton

The Audit Committee oversees our accounting and financial reporting processes and financial statements, our program to ensure compliance with legal and regulatory requirements, and the independent registered public accounting firm’s qualifications and independence. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The Audit Committee is comprised of four directors and operates under a written charter which was revised effective January 7, 2008. A copy of the Audit Committee charter can be found on our web site at www.asvi.com under “Investors Relations — Corporate Governance.” All of the Audit Committee members meet the independence and experience requirements of the Nasdaq Global Market listing standards and the SEC. The Board has identified Mr. Zika as an audit committee financial expert under the rules of the SEC. The Audit committee met seven times in 2007.

Compensation and Stock Option Committee

Members:	Karlin S. Symons, Chair
Bruce D. Iserman
Jerome T. Miner

The Compensation and Stock Option Committee provides recommendations concerning salaries and incentive compensation for our officers and employees. The Compensation and Stock Option Committee is comprised of non-employee directors who meet the independence requirements of the Nasdaq Global Market listing standards. The Compensation and Stock Option Committee met four times in 2007.

Governance Committee

Members:	Leland T. Lynch, Chair
William D. Morton
Lynn M. Cortright

The Governance Committee recommends new director nominees to the Board. The Governance Committee operates under a written charter, which was adopted in April 2004 and which may be found on our web site at www.asvi.com under “Investors Relations — Corporate Governance.” All of the Governance Committee members meet the independence requirements of the Nasdaq Global Market listing standards. The Governance Committee met two times in fiscal 2007.

The Governance Committee determines the required selection criteria and qualifications of director nominees based upon our needs at the time nominees are considered. Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our shareholders. In evaluating a candidate for nomination as our director, the Governance Committee will consider criteria including business and financial expertise; geography; experience as a director of a public company; gender and ethnic diversity on the Board; and general criteria such as ethical standards, independent thought, practical wisdom and mature judgment. The Governance Committee will consider these criteria for nominees identified by the Governance Committee, by shareholders, or through some other source.

The Governance Committee will consider qualified candidates for possible nomination that are submitted by our shareholders. Shareholders wishing to make such a submission may do so by sending the following information to the Governance Committee at A.S.V., Inc., c/o Secretary, 840 Lily Lane, P.O. Box 5160, Grand Rapids, MN 55744: (1) name of the candidate and a brief biographical sketch and resume; (2) contact information for the candidate and a document evidencing the candidate’s willingness to serve as a director if elected; and (3) a signed statement as to the submitting shareholder’s current status as a shareholder and the number of shares currently held.

The Governance Committee conducts a process of making a preliminary assessment of each proposed nominee based upon the resume and biographical information, an indication of the individual’s willingness to serve and other background information, business experience, and leadership skills, all to the extent available and deemed relevant by the Governance Committee. This information is evaluated against the criteria set forth above and our specific needs at that time. Based upon a preliminary assessment of the candidate(s), those who appear best suited to meet our needs may be invited to participate in a series of interviews, which are used as a further means of evaluating potential candidates. On the basis of information learned during this process, the Governance Committee determines which nominee(s) to recommend to the Board to submit for election at the next annual meeting. The Governance Committee uses the same process for evaluating all nominees, regardless of the original source of the nomination.

No candidates for director nominations were submitted by any shareholder in connection with the 2007 annual meeting.

Executive Sessions of the Board

At least twice annually, our independent directors meet in executive session without any director who does not meet the independence requirements of the Nasdaq Global Market listing standards being present.

Policy Regarding Attendance at Annual Meetings

We encourage, but do not require, our Board members to attend the annual meeting of shareholders. Last year, six of our directors attended our annual meeting of shareholders.

Shareholder Communication with Directors

Shareholders may communicate with our Board by sending a letter addressed to the Board or specified individual directors to: A.S.V., Inc., c/o Secretary, 840 Lily Lane, P.O. Box 5160, Grand Rapids, MN 55744. All communications will be compiled by our Secretary and submitted to the Board or the individual directors on a periodic basis.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”), which applies to our directors, officers and employees. The Code of Ethics is published on our website at www.asvi.com under “Investors Relations - Corporate Governance.” Any amendments to the Code of Ethics and waivers of the Code of Ethics for our Chief Executive Officer, Chief Financial Officer or Controller will be published on our website.

DIRECTOR COMPENSATION

Director Compensation Table

The following table shows the compensation paid to each person who was one of our non-employee directors.

	Fees Earned or	Option
	Paid in Cash	Awards	Total
Name	($)	($)(1)	($)

Lynn M. Cortright	$18,500	$5,726	$24,226
James H. Dahl	10,000	—	10,000
Bruce D. Iserman	28,000	29,974	57,974
Leland T. Lynch	25,000	48,840	73,840
Jerome T. Miner	27,000	48,840	75,840
William D. Morton	22,000	5,726	27,726
Karlin S. Symons	31,000	42,833	73,833
Kenneth J Zika	37,000	29,051	76,051

(1)	Represents the dollar amount recognized for financial statement reporting purposes in 2007 with respect to all options granted to each director prior to January 1, 2008, calculated pursuant to the provisions of Financial Accounting Standards Board Statement of Financial Accounting Stand no. 123 (revised 2004), “Share Based Payment” (“FAS 123R”). For a discussion of valuation assumptions, see Note G of the Notes to Consolidated Financial Statements in our Annual Report on Form-10-K for the year ended December 31, 2006. Options to purchase 6,000 shares of our common stock at $16.28 per share were granted on January 2, 2007 to Messrs. Dahl, Iserman, Lynch, Miner, and Zika and Ms. Symons, with a grant date fair value of $5.39 per share, or a total grant date fair value of $32,340. Options to purchase 4,500 shares of our common stock at $15.89 per share were granted on April 24, 2007 to Messrs. Cortright and Morton, with a grant date fair value of $5.09 per share, or a total grant date fair value of $22,905. Such options were granted under our 1998 Non-Employee Director Stock Option Plan, have a five year term and vest in equal annual installments over four years beginning one year after the date of issuance. Our non-employee directors have the following stock options outstanding as of December 31, 2007: Mr. Lynch, options to purchase 27,000 shares; Mr. Miner, options to purchase 24,000 shares; Ms. Symons, options to purchase 22,500 shares; Messrs. Iserman and Zika, options to purchase 16,500 shares and Messrs. Cortright and Morton, options to purchase 4,500 shares.

We pay our non-employee directors an annual retainer fee of $20,000 per year. The Audit Committee Chair receives an additional fee of $10,000 per year. In July, 2007, a per meeting fee of $1,500 was established for each non-telephonic meeting. In December 2007, a per meeting fee of $500 was established for each telephonic meeting. Additional fees are paid from time to time to directors for service on special or ad hoc committees established to address particular situations.

Each non-employee director is eligible for automatic stock option grants under the 1998 Non-Employee Director Stock Option Plan (the “Director Plan”), including an option to purchase 4,500 shares of common stock upon initial election to the Board and an option to purchase 6,000 shares of common stock on the first business day of each calendar year thereafter, provided such person is our director at the time of grant of the option. These options have a five year term, vest in equal annual installments over four years beginning one year after the date of issuance and have an exercise price equal to the fair market value of our common stock on the date of grant. In addition, we reimburse directors for expenses incurred in connection with attendance at Board meetings.

Directors who are also our employees do not receive any additional compensation for serving on our Board, but may receive stock options as part of their compensation as an employee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2007 by: (1) each of our directors, (2) each of our executive officers named in the

Summary Compensation Table in this Information Statement, (3) all of our directors and executive officers as a group and (4) each person or entity known by us to own beneficially more than five percent of our common stock. Unless otherwise noted, the shareholders listed in the table below have sole voting and investment power with respect to the shares of our common stock they beneficially own.

			Option Shares	Total
	Common		Exercisable	Shares	Percent of
	Shares		Within 60	Beneficially	Outstanding
Name of Beneficial Owner	Owned		Days	Owned(1)	Shares(1)

Caterpillar Inc.	6,280,138		—	6,280,138	23.5
100 Northeast Adams St. Peoria, IL 61629
Neuberger Berman Inc.	2,783,300	(2)	—	2,783,300	10.4
605 Third Avenue New York, NY 10158
Transamerica Investment Management, LLC	2,091,710	(3)	—	2,091,710	7.8
1150 South Olive Street, Suite 2700 Los Angeles, CA 90015
Wellington Management Co. LLC	1,384,000	(4)	—	1,384,000	5.2
75 State Street Boston, MA 02109
Richard A. Benson	5,000		26,250	31,250		*
Lynn M. Cortright	—		—	—		*
Mark S. Glasnapp	11,310	(5)	149,100	160,410		*
Bruce D. Iserman	1,400		6,750	8,150		*
Thomas R. Karges	115,604	(6)	175,000	290,604	1.1
Leland T. Lynch	172,000	(7)	18,000	190,000		*
Jerome T. Miner	106,500		15,000	121,500		*
William D. Morton	—		—	—		*
Karlin S. Symons	1,000		12,375	13,375		*
Kenneth J. Zika	1,000		6,750	7,750		*
All executive officers and directors as a group (10 persons)	413,814	(8)	409,225	823,039	3.0

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and generally includes voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2007 are deemed outstanding for purposes of computing the beneficial ownership percentage of the person holding such options but are not deemed outstanding for purposes of computing the beneficial ownership percentage of any other person.

(2)	Based on a Schedule 13G dated February 13, 2007, Neuberger Berman Inc. had shared voting power for 1,132,800 shares and shared dispositive power for 2,783,300 shares.

(3)	Based on a Schedule 13G/A dated February 14, 2007, Transamerica Investment Management, LLC had no power to vote or direct the vote for 357,149 shares.

(4)	Based on a Schedule 13G dated February 14, 2007, Wellington Management Company, LLP had no voting power for the 1,384,000 shares, shared voting power for 757,000 shares and shared dispositive power for 1,384,000 shares.

(5)	Includes 3,510 shares held in our 401(k) Plan.

(6)	Includes 11,048 shares held in our 401(k) Plan.

(7)	Includes 20,000 shares held by Mr. Lynch’s wife and 21,300 shares owned by trusts established for the benefit of Mr. Lynch’s grandchildren.

(8)	Includes 14,558 shares held in our 401(k) Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than 10% of our outstanding shares of common stock, to file initial reports of ownership and reports of changes in ownership of our securities with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such reports furnished to or obtained by us, we believe that during the fiscal year ended December 31, 2007, all filing requirements applicable to our directors, officers or beneficial owners of more than 10% of our outstanding shares of common stock were satisfied except that each of Thomas Karges, Richard Benson, and Mark Glasnapp filed a Form 4 on July 22, 2007 with respect to options to purchase Shares granted on June 1, 2007.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding 2007 compensation for our named executive officers: (1) Richard A. Benson, our Chairman and Chief Executive Officer; (2) Thomas R. Karges, our Chief Financial Officer and Secretary; and (3) Mark S. Glasnapp, our President. We had no other executive officers in 2007.

				Change in
				Pension Value
				and Non-
				Qualified
				Deferred
			Option	Compensation		All Other
Name and Principal Position	Year	Salary	Awards(1)	Earnings		Compensation		Total

Richard A. Benson	2007	$184,615	$231,844	$—		$—		$416,459
Chief Executive Officer and Chairman of the Board	2006	$58,333	177,007	—		10,000	(2)	245,340
Thomas R. Karges	2007	218,885	79,439	—		3,100	(3)	301,424
Chief Financial Officer & Secretary	2006	210,000	132,161	—		3,000	(3)	345,161
Mark S. Glasnapp	2007	260,577	453,910	129,827	(4)	9,037	(5)	853,351
President	2006	250,000	441,259	148,591	(4)	8,937	(5)	848,787

(1)	Represents the dollar amount recognized for financial statement reporting purposes in 2007 with respect to all options granted prior to January 1, 2008 to each named executive officer, calculated pursuant to the provisions of FAS 123R. For a discussion of valuation assumptions, see Note G of the Notes to Consolidated Financial Statements in our Annual Report on Form-10-K for the year ended December 31, 2006.

(2)	Represents amounts paid to Mr. Benson as a non-employee director prior to his employment as CEO in June 2006.

(3)	Consists of matching contributions by the Company into Mr. Karges’ account in our 401(k) Plan.

(4)	Represents increase in the value of Mr. Glasnapp’s supplemental retirement benefit plan.

(5)	Consists of $4,937 in 2007 and 2006 for disability insurance premium and $4,100 in 2007 and $4,000 in 2006 for matching contributions by the Company into Mr. Glasnapp’s account in our 401(k) Plan.

Grants of Plan-Based Awards

The following table shows information regarding grants of plan-based awards made to our named executive officers for 2007.

						All Other
						Option
						Awards:	Exercise	Grant Date
						Number of	or Base	Fair Value
						Securities	Price of	of Stock
			Estimated Possible Payouts Under			Underlying	Option	and
			Non-Equity Incentive Plan Awards			Options	Awards	Option
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	(#)(2)	($/Share)	Awards

Richard A. Benson	June 1, 2007	(1)	$110,000	$220,000	$330,000	5,733	$17.44	$31,761
Thomas R. Karges	June 1, 2007	(1)	55,125	110,250	165,375	12,643	17.44	70,042
Mark S. Glasnapp	June 1, 2007	(1)	65,625	131,250	196,875	15,051	17.44	83,383

(1)	Represents payouts that were possible under the A.S.V., Inc. 2007 Short Term Incentive Plan. Payouts were conditioned upon achieving certain financial and operational thresholds. As the threshold level of performance for operating income was not achieved for 2007, no award payouts are to be paid out under the Plan to any individual participant.

(2)	Stock options were granted to the named executive officers in accordance with the Company’s 2007 compensation program. The stock options were granted June 1, 2007 at an exercise price of $17.44 per share. The options have a five year term and are exercisable in 25% annual installments beginning one year after the date of issuance. The options were granted under our 2004 Stock Incentive Plan.

Outstanding Equity Awards at Fiscal Year-end

The following information is presented for the named executive officers with respect to stock option awards outstanding as of the end of 2007.

		Number of Securities
	Number of Securities	Underlying
	Underlying Unexercised	Unexercised
	Options	Options	Option Exercise
	(#)	(#)	Price
	Exercisable	Unexercisable(1)	($)	Option Expiration Date

Richard A. Benson	3,000	3,000	$22.60	January 3, 2010
	1,500	4,500	25.53	January 3, 2011
	18,750	56,250	29.59	April 12, 2011
	—	5,733	17.44	June 1, 2012
Thomas R. Karges	15,000	—	$6.125	February 1, 2008
	16,000	—	5.455	February 26, 2009
	120,000	—	4.415	January 31, 2010
	15,000	5,000	16.000	February 6, 2011
	4,000	4,000	19.825	March 31, 2012
	—	12,643	17.44	June 1, 2012
Mark S. Glasnapp	143,100	50,000	$14.455	July 12, 2011
	6,000	6,000	19.825	March 31, 2012
	—	15,051	17.44	June 1, 2012

(1)	The term of each of these options expires on the fifth or seventh anniversary of the dates of grant. These options all vest in four equal annual installments commencing on the first anniversary of the date of grant.

Option Exercises

There were no options to purchase Shares exercised by our named executive officers in fiscal 2007.

Pension Benefits

The following table reflects certain pension benefits owed to Mr. Glasnapp.

Number of
		Years	Present Value of
		Credited	Accumulated	Payments During
		Service	Benefit	Last Fiscal Year
Name	Plan Name	(#)	($)	($)

Richard A. Benson	—	—	—	—
Thomas R. Karges	—	—	—	—
Mark S. Glasnapp(1)	Supplemental Retirement Benefit Plan	4	$480,228	—

(1)	Benefits under the Supplemental Retirement Benefit Plan will be fully vested if Mr. Glasnapp is employed by the Company at age 55 and so has 7 years of credited service. See “Employment Agreements and Potential Payments Upon Termination or Change In Control — Employment Agreement with Mark S. Glasnapp” below for additional information regarding the Supplemental Retirement Benefit Plan.

Employment Agreements and Potential Payments Upon Termination or Change in Control

Employment Agreement with Thomas R. Karges

Thomas R. Karges and the Company are parties to an employment agreement dated October 17, 1994, which provides for the payment of base salary and annual bonus and other compensation to Mr. Karges as determined by the Compensation and Stock Option Committee of the Board and for other fringe benefits. The agreement may be terminated upon 60 days written notice by either party.

Employment Agreement with Mark S. Glasnapp

Mark S. Glasnapp entered into an employment agreement with the Company, effective as of July 12, 2004, pursuant to which Mr. Glasnapp agreed to serve as our President. The agreement provides that Mr. Glasnapp’s employment with the Company is “at will” and that it can be terminated at any time by either party. Mr. Glasnapp’s annual base salary under the agreement was initially set at $190,000, subject to increase by the Company at any time, and he is entitled to participate in the benefit plans offered to our other executive officers.

Under the agreement we also agreed to provide Mr. Glasnapp with certain benefits intended to replace some of the benefits which he forfeited upon leaving his prior employer, Caterpillar Inc., including the following: (a) life insurance in the amount of $350,000 and disability insurance with a benefit equal to 60% of his base salary at the time of the disability; (b) a supplemental retirement benefit (payable to Mr. Glasnapp or his beneficiary) in the form of annual cash payments of $55,000 per year from age 55 through 80. If Mr. Glasnapp is employed at the Company beyond age 55 then the commencement of such payments will be delayed and the delayed payments will be paid with interest in a lump sum within 60 days after his termination date. If Mr. Glasnapp’s employment with the Company terminates prior to age 55, Mr. Glasnapp will receive smaller annual cash payments as specified in schedules set forth in the agreement; (c) a post-retirement medical benefit in the amount of $10,000 per year for 20 years payable to Mr. Glasnapp and his spouse; and (d) if there is a change of control of the Company and within 18 months thereafter the Company terminates Mr. Glasnapp’s employment other than for cause or Mr. Glasnapp terminates his employment for good reason, then, notwithstanding the limitations described above, he will be entitled to receive the supplemental retirement benefit at the $55,000 level, as well as the post-retirement medical benefit described above.

Pursuant to the agreement, Mr. Glasnapp agreed to certain confidentiality and invention assignment provisions that remain in effect for two years after his employment with the Company ends, and certain nonsolicitation and noncompetition provisions that remain in effect for one year after his employment with the Company ends.

Accelerated Vesting of Stock Options

All of our stock options contain a provision for the accelerated vesting of outstanding stock options in the event of a change in control. As defined in the stock option agreements, a change of control is defined as follows: (i) a public announcement that any person has acquired 51% or more of the then outstanding shares of our common stock. For this purpose, the term “person” shall have the meaning provided in Section 13(d) of the Securities Exchange Act of 1934 or related rules promulgated by the Securities and Exchange Commission; (ii) the commencement of or public announcement of an intention to make a tender or exchange offer for 51% or more of the then outstanding shares of our common stock; (iii) a sale of all or substantially all of our assets, or (iv) our Board, in its sole and absolute discretion, determines that there has been a sufficient change in the stock ownership of the Company to constitute a change in control of the Company.

If a change in control had occurred as of December 31, 2007, the named executive officers would have received no benefit as the respective stock option exercise prices were in excess of the fair market value of the underlying shares as of December 31, 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis describes our compensation philosophy, objectives, and processes, including the methodology used in 2007 for determining executive compensation for the persons listed in our Summary Compensation Table below (i.e., our “named executive officers”). Please also refer to the more detailed compensation disclosures beginning with and following the Summary Compensation Table contained in this Information Statement.

Overview of Compensation Philosophy and Guiding Principles

We recognize and value the critical role that executive leadership plays in our performance. Our executive compensation philosophy is intended to ensure that executive compensation is aligned with our business strategy, objectives and shareholder interests, and is designed to attract, motivate and retain highly qualified and key executives. Our executive compensation philosophy is designed to pay conservatively competitive salaries based on continuous improvements in corporate performance, and individual and team contributions that are aligned with stated business strategies and objectives. Executive compensation elements generally consist of a base salary, an annual cash bonus and long-term equity compensation.

Role of the Compensation and Stock Option Committee

Our Board appoints members to the Compensation and Stock Option Committee (the “Compensation Committee”) to assist in recommending, managing, and reviewing executive compensation for the named executive officers. Our Compensation Committee reviews and approves salaries, annual bonuses, long-term incentive compensation, benefits, and other compensation in order to ensure that our executive compensation strategy and principles are aligned with our business strategy, objectives and shareholder interests. Each member of our Compensation Committee is independent within the meaning of the rules and regulations of the SEC and the listing standards of the Nasdaq Global Market, as currently in effect.

Role of Management

At the February 2007 meeting of the Compensation Committee, Richard Benson, our Chief Executive Officer, presented his recommendations for the base salaries and short-term and long-term incentive compensation to be paid to our named executive officers, other than himself, in 2007. Mr. Benson’s recommendations were based, in part, on a report prepared by an independent compensation consultant retained by the Compensation Committee to advise on executive compensation matters. Mr. Benson also participated in an April 2007 meeting of the Compensation Committee at which the Committee approved the terms of the 2007 Executive ASV Executive

Compensation Plan. Mr. Benson also consulted with the Compensation Committee in late 2007 as the Committee developed the change-in-control severance agreements discussed below.

Executive Compensation Methodology

Our Compensation Committee takes into account various qualitative and quantitative indicators of corporate and individual performance in determining the level and composition of compensation to be paid to the named executive officers. The Compensation Committee considers such quantitative corporate performance measures as net sales and net income, the achievement of inventory and sales goals by distributors of our products, improvement in measurements of our product quality and the execution of our brand strategy. The Compensation Committee may vary its quantitative measurements from employee to employee, and from year to year. Our Compensation Committee also appreciates the importance of achievements that may be difficult to quantify, and accordingly recognizes qualitative factors, such as superior individual performance, new responsibilities or positions within the Company, leadership ability and overall management contributions to the Company.

In general, the process by which the Compensation Committee makes decisions relating to executive compensation includes, but is not limited to, consideration of the following factors:

•	Our executive compensation philosophy and practices

•	Our performance relative to peers and industry standards

•	Success in attaining annual and long-term goals and objectives

•	Alignment of executive interests with shareholder interests through equity-based awards and performance-based compensation

•	Individual and team contributions, performance and experience

•	Total compensation and the mix of compensation elements for each named executive officer

Our Compensation Committee also evaluates the compensation of our named executive officers in light of information regarding the compensation practices and financial performance of other companies comparable to the Company based on size and geographic location. In 2007, the Compensation Committee hired an independent executive compensation consultant to assist the committee in reviewing the current compensation levels for our named executive officers and certain other management employees. The information assembled and presented to the Compensation Committee consisted of comparable market compensation data from a number of sources reflecting industry practices of other organizations similar in size to us. The Compensation Committee then reviewed the components of the named executive officers’ compensation against this data. The data utilized by the Compensation Committee generally included base salary, short-term incentive and long-term incentive compensation information.

In implementing our compensation program, the Compensation Committee seeks to achieve a balance between compensation and our annual and long-term budgets and business objectives, encourage executive performance in furtherance of stated Company goals, provide variable compensation based on our performance, create a stake in the executive officer’s efforts by encouraging stock ownership in the Company, and align executive remuneration with the interests of our shareholders.

Executive Compensation Program Elements

The Compensation Committee regularly reviews our compensation program to ensure that pay levels and incentive opportunities are competitive with the market and reflect the performance of the Company. In addition, our Compensation Committee reviews each component of the named executive officer’s compensation against executive compensation market data to establish levels of base salary, annual incentive bonus and long-term incentive compensation that reflect the current market. The particular elements of the compensation program for our named executive officers consist of the following:

Base Salary.  Base salary is set to attract and retain executive talent. Base salaries for the named executive officers are established at levels considered appropriate in light of the duties and scope of responsibilities of each executive officer’s position, and the experience the individual brings to the position. Salaries are reviewed periodically and adjusted as warranted to reflect sustained individual performance. Base salaries are kept within a competitive range for each position, reflecting both job performance and market forces. Based on its review of comparable market data, including material compiled by an executive compensation consultant retained by the committee, the Compensation Committee increased the base salaries of our named executive officers, other than our Chief Executive Officer, to maintain these salaries within conservatively competitive levels. The Compensation Committee significantly increased the base salary of our Chief Executive Officer in 2007 to reflect Mr. Benson’s appointment, during 2006, from non-executive member of the Board to chief executive officer; this increase put his salary closer to the range of salaries reflected in the market data, but was still set at conservatively competitive levels.

Short-term Incentive.  Short-term incentive bonuses are designed to focus our named executive officers on annual operating achievement. The named executive officers are generally eligible for an annual short-term incentive bonus, calculated by the Compensation Committee as a percentage of the named executive officer’s base salary. The Compensation Committee discussed the parameters of the Company’s short-term incentive program at its February 2007 and April 2007 meetings. The Committee approved the terms and parameters of the short-term incentive program at its April 2007 meeting. On November 2, 2007, the Compensation Committee formally approved the final, documented form of the A.S.V., Inc. 2007 Short Term Incentive Plan, effective as of January 1, 2007.

The Company’s named executive officers, and three other officers, are eligible to participate in the Plan. Pursuant to the Plan, each eligible participant may receive an incentive award based on Company and individual objectives achieved during fiscal 2007. Awards under the Plan, if any, will be paid in cash, in one lump sum, on or before March 15, 2008. The amount of any annual incentive award to be paid to a participant under the Plan ranges from 0% to 110% of the participant’s base pay, depending on the participant’s position and achievement of objectives. In order for any payout to be made to any participant in the Plan, threshold levels of performance for each of the two Company financial performance objectives (i.e., sales and operating income) must be achieved. If the threshold sales and operating income are achieved , payout of incentive amounts will be based on achievement of the following performance objectives:

•	quality (defined with respect to improving the Company’s parts per million index)

•	distribution performance (defined with respect to refining plans for the Company’s dealer network),

•	brand (defined with respect to implementing a the Company’s brand strategy),

•	sales, and

•	operating income.

Each performance objective has a threshold that must be reached in order to trigger an incentive payment with respect to such objective. Assuming the threshold is met, the payout will be scaled by reference to the Company’s operating plan. The individual performance objectives of each the participants, and the weighting factors for those objectives, were determined by the Compensation Committee in consultation with the Chief Executive Officer (except with respect to the Chief Executive Officer’s objectives).

The threshold level of performance for operating income for 2007 was not achieved. Accordingly, no awards will be made under the Plan.

Long-Term Incentive Compensation/Equity Based Awards.  Our long-term incentive program is designed to retain, and appropriately reward, the named executive officers and to align the interests of the named executive officers with the interests of our shareholders. Our long-term incentive program consists of periodic grants of stock options, which are made at the discretion of the Compensation Committee under the 2004 Stock Incentive Plan. Decisions made by the Compensation Committee regarding the amount of the grant and other discretionary aspects of the grant take into consideration Company performance, individual performance and experience, contributions to our development, competitive forces to attract and retain senior management, and the nature and terms of grants made in prior years. Under the 2004 Stock Incentive Plan, in addition to options and restricted stock, the Compensation Committee may also grant, in its discretion, stock appreciation rights and may make other awards.

At its February 2007 meeting, the Compensation Committee approved the grant, effective as of June 1, 2007, of options to named executive officers under the 2004 Stock Incentive Plan. Pursuant to the terms of the 2004 Stock Incentive Plan, all equity awards were made at fair market value on the date of grant. In the case of the 2007 awards, fair market value was determined by using the closing price of our Shares on June 1, 2007.

Benefits and Perquisites.  Benefits and perquisites are designed to attract and retain key employees. Currently, our named executive officers are eligible to participate in benefit plans available to all employees, including our 401(k) Plan. Other benefits and perquisites are limited and are provided at the discretion of the Compensation Committee. These benefits include medical and dental health insurance plans and life insurance plan benefits. The 401(k) Plan and the medical and dental plans require each participant to pay a contributory amount. We provide a discretionary matching contribution to our 401(k) Plan for participating employees, including the named executive officers. Employee individual plan contributions are subject to the maximum contribution allowed by the Internal Revenue Service.

Change-in-Control Severance Arrangements.  In mid-to-late 2007, the Compensation Committee developed change-in-control severance agreements in connection with the Company’s discussions throughout 2007 with Terex and other third parties about the possibility of an extraordinary transaction. The Compensation Committee, in consultation with the Board, investigated the use of change-in-control agreements as one alternative method to promote stability in the Company’s executive and key management ranks during a period of uncertainty about the Company’s future direction. The Compensation Committee offered to enter into these agreements with five officers of the Company (which group did not include Mr. Benson), in the fall of 2007. At the request of the officers, however, the change-in-control agreements were not executed by the Company.

Total Compensation Mix

The Compensation Committee believes that the elements described above provide a well proportioned mix of security-oriented compensation, at risk or performance-based compensation, and retention based compensation that produces short-term and long-term incentives and rewards. We believe this compensation mix provides the named executive officers a measure of security as to the minimum levels of compensation they are eligible to receive, while motivating the named executive officers to focus on the business measures that will produce a high level of performance for us, as well as reducing the risk of recruitment of highly qualified executive talent by our competitors. The mix of annual incentives and the equity-based awards likewise provides an appropriate balance between short-term financial performance and long-term financial and stock performance. We believe that our compensation mix results in a pay-for-performance orientation that is aligned with our compensation philosophy to pay median pay for median performance and above-market pay for superior performance.

Impact of Accounting and Tax on the Form of Compensation

The Compensation Committee considers applicable tax, securities laws and accounting regulations in structuring and modifying its compensation arrangements and employee benefit plans. The Compensation Committee has considered the impact of FAS 123R, which the Company adopted in 2006, on the Company’s use of equity-based awards. This consideration was factored into the Committee’s decision with respect to stock option grants in 2007. The Compensation Committee also considers the limits on deductibility of compensation imposed by Section 162(m) of the Internal Revenue Code (the “Code”) with respect to annual compensation exceeding $1.0 million and Section 280G of the Code with respect to change in control payments exceeding specified limits.

Compensation Committee Report

Our Compensation and Stock Option Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation and Stock Option Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

SUBMITTED BY THE COMPENSATION AND STOCK OPTION COMMITTEE
OF OUR BOARD:

Karlin S. Symons, Chair	Jerome T. Miner	Bruce D. Iserman

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, the following individuals served as members of the Compensation and Stock Option Committee: Jerome T. Miner, Bruce Iserman and Karlin S. Symons. None of these individuals has ever served as an officer or employee of the Company or any of our subsidiaries. During fiscal 2007, none of our executive officers served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer served on our Board or any Board committee.

Certain Transactions

Transactions with Caterpillar Inc.

As of December 31, 2007, Caterpillar Inc. (“Caterpillar”) owned 23.5% of our outstanding common stock, which was acquired during the period 1999 through 2004 through direct purchases from us, the partial exercise of a warrant and open market purchases. On September 29, 2005 we signed a five-year Supply Agreement with Caterpillar, effective November 1, 2005. The Supply Agreement replaced the Alliance Agreement that had been in effect since October 2000 and expired October 31, 2005. Under the Supply Agreement, Caterpillar will purchase 100% of its undercarriage and original equipment manufacturer service parts requirements for current and certain future Caterpillar MTLs from us. We will continue to be allowed to sell our rubber track undercarriages to other equipment manufacturers for machines that do not compete with Caterpillar’s MTLs and we will continue to utilize Caterpillar components in the manufacture of our products. The Supply Agreement commenced on November 1, 2005 and will continue through November 1, 2010. The Supply Agreement will automatically renew for successive one-year renewal terms unless either party provides at least six months prior written notice of termination.

Along with the Supply Agreement, the Company and Caterpillar also entered into a Registration Rights Agreement that provides Caterpillar registration rights for unregistered shares of our Common Stock it currently holds. However, so long as the Supply Agreement remains in effect, Caterpillar has agreed not to sell or dispose of any Shares it owns prior to January 1, 2009. In addition, as part of the Registration Rights Agreement, Caterpillar retained its ability to designate director nominees for election to our Board in proportion to its ownership of our shares, similar to the rights it held under the Securities Purchase Agreement. Currently, one of our eight directors has been designated by Caterpillar for election to our Board, despite the fact that Caterpillar is entitled to designate two director nominees, assuming a board comprised of eight directors. If Caterpillar were to exercise its right to designate an additional director nominee, based on its current stock ownership interest, we anticipate that, assuming there were no vacancies on our board, we would expand the size of our board to accommodate the additional director nominee designated by Caterpillar.

Until his retirement from Caterpillar in January 2005, Richard A. Benson served as Caterpillar’s nominee to the Board. In 2005, Kenneth J. Zika was designated by Caterpillar as its new board nominee.

We purchase parts used in our products from Caterpillar. In addition, we utilize Caterpillar’s warranty processing system to handle warranty claims on its machines and reimburse Caterpillar for the warranty expense incurred by Caterpillar dealers. During 2007 total parts purchases and warranty reimbursements were $11,237,000. At December 31, 2007, accounts payable to Caterpillar were $789,000.

Transactions with Public Relations Firm.

We use a public relations firm that is affiliated with Mr. Lynch, one of our directors. Total fees paid to the public relations firm in 2007 were approximately $197,000.

Related Person Transaction Policy

Under its charter, our Audit Committee is responsible for reviewing and approving all related party transactions. We annually require each of our directors and executive officers to complete a director and officer questionnaire that elicits information about related person transactions, including any such transactions which are required to be disclosed under the rules of the Securities and Exchange Commission. In addition, under our Code of Business Conduct and Ethics our directors, officers and employees are expected to avoid conflicts of interest with the Company and are required to report any such conflicts of interest to our CFO, the Board or the Chair of our Audit Committee. Our Audit Committee reviews all such transactions and relationships which come to its attention either through the director and officer questionnaires or otherwise, and considers whether to approve or take other appropriate action with respect to such transactions or relationships. Our Audit Committee has developed a written policy to govern the review of related party transactions which it adopted in August 2007.

AUDIT COMMITTEE REPORT

Audit Committee Report

The Audit Committee oversees our accounting and financial reporting processes and financial statements, our program to ensure compliance with legal and regulatory requirements, and the independent registered public accounting firm’s qualifications and independence. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The Audit Committee is comprised of four directors, each of whom meets the independence and experience requirements of the Nasdaq Global Market listing standards and the Securities and Exchange Commission.

In carrying out its duties, the Audit Committee received the written disclosures and the letter from our independent registered public accounting firm required by Independence Standards Board Statement No. 1 (Independent Discussions with Audit Committees) and discussed with our independent registered public accounting firm its independence.

Since our audited financial statements for the year ended December 31, 2007 have not yet been completed, the Audit Committee has not yet reviewed and discussed such audited financial statements with our management and independent registered public accounting firm or discussed with our independent registered public accounting firm the matters required to be discussed by Statement of Auditing Standards No. 61 regarding communication with audit committees.

SUBMITTED BY THE AUDIT COMMITTEE OF OUR BOARD:

Kenneth J. Zika, Chair	William D. Morton	Jerome T. Miner	Bruce D. Iserman

Contacting the Board

Our Board has determined that, in order to facilitate communications with the Board, or any individual members or any Committees of the Board, shareholders should direct all communication in writing to our Corporate Secretary at 840 Lily Lane, P.O. Box 5160, Grand Rapids, MN 55744. Our Corporate Secretary will forward all such correspondence to the Board, individual members of the Board or applicable chairpersons of any Committee of the Board, as appropriate and as directed in the communication, unless the communication is unduly hostile, threatening or illegal.

Annex B
Opinion of Goldman, Sachs & Co.

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

Board of Directors
A.S.V., Inc.
840 Lily Lane
Grand Rapids, MN 55744

January 13, 2008

Madame and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Caterpillar Inc., a significant shareholder of A.S.V., Inc. (the “Company”), and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company of the $18.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of January 13, 2008 (the “Agreement”), by and among Terex Corporation (“Terex”), Terex Minnesota, Inc., a wholly owned subsidiary of Terex (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $18.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Acquisition Sub) will be converted into the right to receive $18.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Terex, Caterpillar Inc. and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, a portion of which is payable upon execution of the Agreement and the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to Caterpillar Inc. and its affiliates from time to time, including having acted as joint bookrunner with respect to various debt offerings by Caterpillar Financial Services Corporation, a subsidiary of Caterpillar Inc., including an offering of its Floating Rate Notes due 2009 (aggregate principal amount of $500,000,000) in May 2006, its 5.125% Senior Bonds due October 2011 (aggregate principal amount of $450,000,000) in October 2006, and its 5.85% Senior Bonds due September 2017 (aggregate principal amount of $400,000,000) in September 2007. We also may provide investment banking and other financial services to the Company, Terex, Caterpillar Inc. and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2006; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its shareholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management (the

B-1

“Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including their views on the risks and uncertainties of achieving the Forecasts. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the heavy equipment and machinery industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $18.00 per Share in cash to be received by the holders (other than Caterpillar Inc. and its affiliates) of Shares in the Tender Offer and the Merger. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, Caterpillar Inc., the holders of any other class of securities, creditors, or other constituencies of the Company or Terex; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Terex, or class of such persons in connection with the Transaction, whether relative to the $18.00 per Share in cash to be received by the holders (other than Caterpillar Inc. and its affiliates ) of Shares pursuant to the Agreement or otherwise. In addition, we express no view on, and our opinion does not address, any aspect of any other contractual arrangement the Company or any of its affiliates has entered into or may enter into in connection with the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $18.00 per Share in cash to be received by the holders (other than Caterpillar Inc. and its affiliates) of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

B-2

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated January 28, 2008 (incorporated by reference to Exhibit(a)(1) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(2) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(3) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(4) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(5)	Form of Letter to Clients (incorporated by reference to Exhibit(a)(5) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit(a)(6) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(7)	Press Release, dated January 28, 2008, announcing the Commencement of the Offer (incorporated by reference to Exhibit(a)(7) to the Schedule TO filed by Terex Corporation on January 28, 2008)*
(a)(8)	Press Release issued by Terex Corporation on January 14, 2008 (incorporated by reference to the Schedule 14D-9 filed by A.S.V., Inc. on January 14, 2008)
(a)(9)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Schedule 14D-9)*
(a)(10)	Opinion of Goldman, Sachs & Co., dated January 13, 2008 (incorporated by reference to Annex B to this Schedule 14D-9)*
(a)(11)	Form of Letter to Participants in A.S.V., Inc.’s 401(k) Plan (incorporated by reference to Exhibit(a)(8) to the Schedule TO filed by Terex Corporation on January 28, 2008)
(a)(12)	Agreement, dated May 3, 2006, by and between Caterpillar Inc. and Richard A. Benson (incorporated by reference to the Company’s Current Report on From 8-K, filed on May 8, 2006)
(a)(13)	Letter to Shareholders of A.S.V., Inc. dated January 28, 2008 (filed herewith)*
(e)(1)	Agreement and Plan of Merger, dated as of January 13, 2008, by and among Terex Corporation, Terex Minnesota, Inc., and A.S.V., Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)
(e)(2)	Short Form Merger Option Agreement, dated as of January 13, 2008, by and among A.S.V., Inc., Terex Corporation, and Terex Minnesota, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)
(e)(3)	Waiver, Consent, and Termination Agreement, dated January 13, 2008, by and among A.S.V., Inc., Loegering Mfg., Inc., and Caterpillar Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)
(e)(4)	Retention Agreement, dated as of January 13, 2008, between Mark S. Glasnapp, Terex Corporation and A.S.V., Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)
(e)(5)	Retention Agreement, dated as of January 13, 2008, between Thomas R. Karges, Terex Corporation and A.S.V., Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)
(e)(6)	Employment Agreement, dated July 12, 2004, by and between Mark S. Glasnapp and A.S.V., Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on May 8, 2006)
(e)(7)	Confidentiality and Non-Disclosure Agreement, dated November 6, 2007, by and among A.S.V., Inc. and Terex Corporation (filed herewith)
(e)(8)	Tender, Voting and Option Agreement, dated as of January 13, 2008, by and among Caterpillar Inc., Terex Corporation, and Terex Minnesota, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K/A, filed on January 15, 2008)

Exhibit No.	Description

(e)(9)	Purchase Agreement, dated November 1, 2005, by and among Caterpillar Inc. and A.S.V., Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q/A filed on November 14, 2005)
(e)(10)	Registration Rights Agreement, dated November 1, 2005, by and among A.S.V., Inc. and Caterpillar Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2005)

*	Included in mailing of tender offer materials to the Company’s shareholders by Terex Corporation.